                                                FILED PURSUANT TO RULE 424(b)(1)
                                       REGISTRATION NOS. 333-49707 AND 333-52385


                               12,600,000 SHARES


                                 SERVICEMASTER(R)                           LOGO
                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

  Of the 12,600,000 shares of Common Stock offered, 10,710,000 shares are being offered hereby in the United States and 1,890,000 shares are being offered in a concurrent international offering outside the United States. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  Of the 12,600,000 shares of Common Stock offered, 7,600,000 shares are being sold by The ServiceMaster Company and 5,000,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "SVM". On May 11, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $28.75 per share. See "Price Range of Common Stock and Dividend Policy".

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                                  PROCEEDS TO
                        PUBLIC      UNDERWRITING   PROCEEDS TO      SELLING
                    OFFERING PRICE  DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
                    -------------- -------------- -------------- --------------
Per Share..........     $28.75         $1.18          $27.57         $27.57
Total (3)..........  $362,250,000   $14,868,000    $209,532,000   $137,850,000

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $500,000, payable by the Company.
(3) Certain of the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,320,765 shares of Common Stock at the offering price per share, less the underwriting discount, solely to cover over-allotments in the United States. Additionally, such Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 233,076 shares as part of the concurrent international offering. If such options are exercised in full, the total offering price, underwriting discount and proceeds to the Selling Stockholders will be $406,922,929, $16,701,532 and $180,689,396, respectively. See "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about May 15, 1998 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                CREDIT SUISSE FIRST BOSTON
                                  MERRILL LYNCH & CO.
                                                     MORGAN STANLEY DEAN WITTER

                               ----------------

                 The date of this Prospectus is May 11, 1998.

[The inside front cover will fold out to display, through pictures, all of the services provided by the Company's businesses as well as their respective service marks. The inside front cover will include two bar charts, one illustrating ServiceMaster revenue and earnings per share between 1973 and 1997 and the other depicting annual total returns of ServiceMaster stockholders over the last 5 years, 10 years and 25 years]

                             AVAILABLE INFORMATION

  The ServiceMaster Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and its predecessors may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials and other information concerning the Company and its predecessors are also filed electronically with the Commission and are accessible via the World Wide Web at http://www.sec.gov. The Common Stock is traded on the New York Stock Exchange (the "NYSE"), and reports and other information concerning the Company and its predecessors can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                                ---------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company (File No. 1-14762) with the Commission are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    (2) The Company's Proxy Statement, dated March 25, 1998; and

    (3) The Company's Current Report on Form 8-K, dated April 21, 1998.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                ---------------

  The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to The ServiceMaster Company, One ServiceMaster Way, Downers Grove, Illinois 60515-1700, Attention: Secretary, telephone (630) 271-1300.

                                ---------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. This summary may contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, without limitation, those identified in "Special Note on Forward-Looking Statements" and elsewhere in this Prospectus and in the documents incorporated by reference herein. Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" or "ServiceMaster" refer to The ServiceMaster Company, a Delaware corporation, and its subsidiaries and their respective predecessors. See "The Reincorporation". All share and per share amounts reflect the three-for-two share splits in June 1993, June 1996 and June 1997.

                                 SERVICEMASTER

  ServiceMaster, with operating revenue of approximately $4 billion in 1997, is one of the largest providers of residential and supportive management services to individual consumers, businesses and institutions in the United States. In addition, the Company has operations in 38 countries around the world. ServiceMaster holds the number one or two position in each of its major markets. The Company operates primarily through two units: ServiceMaster Consumer Services ("ServiceMaster Consumer Services"), which contributed approximately 68 percent of the Company's 1997 operating income, and ServiceMaster Management Services ("ServiceMaster Management Services"), which contributed 28 percent of 1997 operating income. The Company also has recently formed a third unit, ServiceMaster Employer Services ("ServiceMaster Employer Services"), which contributed less than one percent of 1997 operating income. The Company has achieved 27 consecutive years of growth in revenue, net income (excluding net one-time gains) and cash distributions. ServiceMaster shareholders have realized compound annual total returns in excess of 33 percent over the last five years, 26 percent over the last 10 years and 24 percent over the last 20 years (in each case assuming reinvestment of all cash distributions).

  ServiceMaster Consumer Services provides services to over 9.6 million residential and commercial customers under eight market-leading brand names:

  TRUGREEN-CHEMLAWN for lawn, tree and shrub care and commercial landscape and indoor plant maintenance;

  TERMINIX for termite and pest control services;

  AMERICAN HOME SHIELD and AMERISPEC for home system and appliance warranty contracts and home inspection services;

  RESCUE ROOTER for plumbing and drain cleaning services;

  SERVICEMASTER RESIDENTIAL/COMMERCIAL SERVICES for heavy-duty residential and commercial cleaning and disaster restoration services;

  MERRY MAIDS for residential maid services; and

  FURNITURE MEDIC for on-site furniture repair and restoration services.

These services comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

  ServiceMaster Management Services provides facilities management services to over 2,000 customers in the health care, education, and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, energy management, food service, laundry and linen services, total facilities management and other services. The Company historically has provided these services through three principal operating units: Healthcare Services, Education Management Services and Business & Industry Group.

  ServiceMaster Employer Services is one of the nation's ten largest professional employer organizations ("PEOs") and provides a full-range of support in human resource services, including administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits, to approximately 800 customers with over 19,000 leased employees.

COMPANY STRENGTHS

  The Company has achieved 27 consecutive years of growth in revenue, net income (excluding net one-time gains) and cash distributions. The Company believes that its strong historical performance and future prospects are attributable to a number of Company strengths, which include the following:

  . LEADING MARKET POSITIONS AND BRANDS. The Company holds the number one or two position in each of its major markets and operates through a network of over 7,600 service centers worldwide under well-recognized brand names such as SERVICEMASTER, TRUGREEN-CHEMLAWN, TERMINIX, AMERICAN HOME SHIELD and AMERISPEC, RESCUE ROOTER, MERRY MAIDS and FURNITURE MEDIC;

  . RECURRING REVENUE AND CONSISTENT PERFORMANCE. The Company's consistent performance is a result of the high percentage of recurring revenue inherent in many of its businesses, strong internal growth, the addition of new service lines and acquisitions;

  . STRONG CASH FLOW CHARACTERISTICS. ServiceMaster has generated consistently high cash flows with free operating cash flow (defined as cash flows from operations less property additions) exceeding its net income (excluding net one-time gains) on average by 32 percent per year over the last five years;

  . PROVEN ACQUISITION TRACK RECORD. The Company has successfully acquired, integrated and grown a number of service businesses, which has resulted in more than 70 percent of the Company's 1997 operating income being derived from businesses acquired since 1986;

  . LEADERSHIP IN PEOPLE DEVELOPMENT. The Company has been recognized by business management experts for its strong culture and expertise in attracting, training, motivating and retaining high-quality service workers; and

  . EXPERIENCED, SHAREHOLDER-FOCUSED MANAGEMENT. The Company's executive officers average over 15 years of experience with the Company's businesses and its officers collectively own over 10 percent of the Company's outstanding Common Stock.

GROWTH DRIVERS

  The Company's growth strategy is to enhance its leadership positions in its current service businesses and to expand its service offerings to take advantage of its strengths, its large customer base and the highly fragmented nature of its markets. The Company plans to implement its growth strategy by:

  . FAVORABLE INDUSTRY AND DEMOGRAPHIC TRENDS. Continuing to provide time-saving services to the steadily increasing number of homeowners and dual-income families and taking advantage of the trend towards more active outsourcing by commercial customers of their non-core support functions;

  . FURTHER MARKET PENETRATION. Continuing to expand its customer base through internal growth by enhancing its marketing efforts and expanding its service offerings within existing markets, which are highly fragmented and generally comprised of numerous smaller regional and local competitors;

  . ACQUISITION OPPORTUNITIES. Continuing to make "tuck-in" acquisitions within its highly fragmented existing markets and continuing to expand its service lines through acquisitions in closely related service markets;

  . GEOGRAPHIC EXPANSION. Continuing to expand geographically, both within the United States and in international markets; and

  . CROSS-SELLING OPPORTUNITIES. Further leveraging its strong customer base by selling more services to that base; on average, a ServiceMaster Consumer Services customer only uses a small number of the 15 different services offered by the Company under its eight brand names.

  The principal executive offices of ServiceMaster are located at One ServiceMaster Way, Downers Grove, Illinois 60515-1700 and its telephone number is (630) 271-1300. The Company maintains a website on the Internet at http://www.ServiceMaster.com. The Company's website and the information contained therein are not a part of this Prospectus.

                              RECENT DEVELOPMENTS

  FIRST QUARTER OPERATING RESULTS. On April 21, 1998, ServiceMaster reported record first quarter revenues of $982 million, up 20 percent over first quarter 1997, reflecting solid growth from base operations and the effect of acquisitions. Net income of $29 million was up slightly compared with pro forma 1997 results, with diluted earnings per share increasing 15 percent to $0.15 and basic earnings per share increasing 23 percent to $0.16.

  Revenue growth for the quarter reflects the addition of ServiceMaster Employer Services, which the Company formed through the acquisition of a professional employer organization in August 1997. This had a significant impact on revenues, but did not affect profits materially. While reported operating margins were 7.1 percent, operating margins excluding ServiceMaster Employer Services increased 60 basis points to 7.8 percent. Results also reflect the April 1997 repurchase by ServiceMaster of the 19 percent ownership interest (40.7 million shares on a post-split basis) held by Waste Management Inc. ("WMX") in ServiceMaster). This transaction increased interest expense and reduced shares outstanding.

  QUANTUM ACQUISITION. On April 14, 1998, ServiceMaster announced its acquisition of Quantum Resources Corporation ("Quantum"), a temporary staffing company serving customers primarily in technical areas, such as engineering and information technology. Quantum had 1997 revenues of approximately $70 million and has eight branches located primarily in the southeastern United States.

                                 THE OFFERINGS

  The offering consists of 10,710,000 shares of Common Stock, par value $.01 per share (including the associated preferred stock purchase rights, the "Common Stock"), being offered in the United States (the "U.S. Offering") and the offering of 1,890,000 shares of Common Stock being offered in a concurrent international offering outside the United States (the "International Offering"), which collectively are referred to as the "Offerings". The closing of each offering is conditioned upon the closing of the other offering.

Common Stock offered by the
 Company:
  U.S. Offering....................  6,460,000 shares
  International Offering...........  1,140,000 shares
    Total..........................  7,600,000 shares
Common Stock offered by the Selling
 Stockholders:(1)
  U.S. Offering....................  4,250,000 shares
  International Offering...........    750,000 shares
    Total..........................  5,000,000 shares
Common Stock to be outstanding
 after the Offerings(2)............  195,392,000 shares
NYSE symbol........................  SVM
Use of proceeds....................  The net proceeds received by the Company from the Offerings will be used to repay
                                     borrowings outstanding under the Company's
                                     revolving bank credit facility. See "Use of
                                     Proceeds".

--------
(1) Assumes the over-allotment options are not exercised. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders".
(2) Based on 187,792,000 shares outstanding as of April 30, 1998 and excludes:
    (i) 11,977,558 shares of Common Stock issuable upon exercise of outstanding stock options, and (ii) 6,718,780 shares of Common Stock reserved for future issuance under the Company's existing equity incentive plans.

  Market data used throughout this Prospectus were obtained from internal surveys and from industry publications. These industry publications generally indicate that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified the market data included in such publications. Similarly, internal surveys, while believed to be reliable, have not been verified by any independent sources.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT FOR PER SHARE AND PERCENTAGE DATA)(1)

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
OPERATING RESULTS:
Operating revenue.......................... $3,961,502  $3,458,328  $3,202,504
Operating income...........................    343,933     295,218     251,867
Income before income taxes.................    274,279     252,397     177,607
Provision for income taxes(2)..............     10,203       7,257       5,588
One-time tax benefit relating to change in
 tax status(3).............................     65,000         --          --
                                            ----------  ----------  ----------
Net income................................. $  329,076  $  245,140  $  172,019
                                            ==========  ==========  ==========
Cash distributions per share to
 shareholders.............................. $     0.47  $     0.44  $     0.42
PRO FORMA INFORMATION:(2)
Income before income taxes................. $  274,279  $  252,397  $  177,607
Pro forma corporate provision for income
 taxes.....................................    110,809     101,968      71,753
                                            ----------  ----------  ----------
Pro forma net income....................... $  163,470  $  150,429  $  105,854
                                            ==========  ==========  ==========
Pro forma basic net income per share(4).... $     0.86  $     0.71  $     0.61
Pro forma diluted net income per share(4).. $     0.82  $     0.69  $     0.59
OTHER DATA:
EBITDA(5).................................. $  443,788  $  369,701  $  279,450
Net cash provided from operations..........    371,889     341,386     297,425
Property additions.........................     46,232      42,952      44,624
Operating income margin....................        8.7%        8.5%        7.9%
Percent increase in pro forma diluted net
 income per share..........................       18.8%       16.9%       22.9%

                                       AS
                                   ADJUSTED(6)   ACTUAL
                                   ----------- ----------
FINANCIAL POSITION AT PERIOD END:
Working capital................... $   35,907  $   35,907 $   73,782 $   20,309
Total assets......................  2,475,224   2,475,224  1,846,841  1,649,890
Long-term debt....................  1,043,868   1,247,845    482,315    411,903
Shareholders' equity(7)...........    728,415     524,438    796,767    746,660

--------
(1) All per share data reflect the three-for-two share splits in 1996 and 1997.

(2) The Company converted from partnership to corporate form on December 26, 1997. See "The Reincorporation". Prior to the Reincorporation (as defined), the partnership was not subject to federal or state income taxes since its taxable income was allocated to the Company's shareholders. As a result of the Reincorporation, the Company is a taxable entity and is responsible for such taxes. Pro forma information is presented to compare the continuing results of operations as if the Company had been a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pre-tax earnings. The Company's historical net income per share as a partnership was as follows:

                                              BEFORE ONE-TIME
                                                TAX BENEFIT         ACTUAL
                                             ----------------- -----------------
                                             1997  1996  1995  1997  1996  1995
                                             ----- ----- ----- ----- ----- -----
   Basic.................................... $1.39 $1.16 $0.99 $1.73 $1.16 $0.99
   Diluted.................................. $1.33 $1.12 $0.95 $1.66 $1.12 $0.95

(3) As a result of the Reincorporation, the Company recorded a deferred tax asset that represents the tax effect of the difference between the book and tax basis of the Company's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65.0 million gain in the tax benefit line of the income statement. The actual benefit to the Company of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year for 15 years. See "The Reincorporation".
(4) The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. Basic earnings per share are calculated based on 190,629,000 shares in 1997, 211,587,000 shares in 1996 and 173,588,000 shares in 1995 while diluted earnings per share are calculated based on 199,760,000 shares in 1997, 220,286,000 shares in 1996 and 182,135,000 shares in 1995.
(5) Represents earnings before interest expense, taxes, depreciation and amortization ("EBITDA"). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of the Company's businesses. However, EBITDA should not be considered an alternative to net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.
(6) The as adjusted balance sheet data at December 31,1997 gives effect to the Offerings and the application by the Company of the net proceeds therefrom to repay borrowings outstanding under its revolving bank credit facility. See "Use of Proceeds" and "Capitalization".
(7) The decrease in shareholders' equity (as well as the number of outstanding shares) in 1997 was due to the repurchase by the Company of WMX's 19 percent ownership interest in ServiceMaster for approximately $626 million, together with other treasury share repurchases and cash distributions. See "Use of Proceeds" and "Management Discussion and Analysis of Financial Condition and Results of Operations".

                              THE REINCORPORATION

  ServiceMaster began its operations in 1947 and the shares of the parent entity in the ServiceMaster enterprise have been publicly traded since 1962. At the end of 1986, the parent entity was converted from a publicly traded corporation to a publicly traded limited partnership (the "Parent Partnership") in order to enable most of the operations of the enterprise to be conducted free of federal corporate income tax. However, a year later, in 1987, Congress adopted legislation which effectively eliminated the benefits of operating in partnership form after December 31, 1997. Accordingly, on December 26, 1997, the Company succeeded to and became substituted for the Parent Partnership as the parent entity in the ServiceMaster enterprise in a reorganization (the "Reincorporation") in which all of the outstanding limited partnership interests in the Parent Partnership ("Partnership Shares") were converted to shares of Common Stock of the Company on a one-for-one basis. Soon thereafter, the Parent Partnership and its immediate subsidiary (The ServiceMaster Company Limited Partnership) were merged with and into the Company and the existence of the two partnerships was thereby terminated.

  The Reincorporation transactions were not taxable events for either ServiceMaster or its shareholders. However, the Reincorporation did result in a tax benefit to the Company in the form of a step-up in the tax basis of certain of its assets. The basis step-up will be amortized against the Company's taxable income over the next 15 years and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year over this period.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  This Prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. The Company's actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this Prospectus and in the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

  SEASONALITY AND IMPACT OF WEATHER CONDITIONS. The Company's lawn care and pest control businesses are highly seasonal in nature, with a significant portion of their net revenues occurring in the spring and summer months of each year. Adverse weather conditions could have a negative impact on the demand for the Company's lawn care and pest control services.

  INCREASED COMPETITION. The service industries in which the Company operates are highly competitive with limited barriers to entry. The entry of new competitors into one or more of the markets served by the Company could impact the demand for the Company's services as well as impose additional pricing pressures.

  LABOR SHORTAGES. Most of the services provided by the Company are highly labor intensive. In the event of a labor shortage, the Company may experience difficulty in delivering its services in a high-quality manner and may be forced to increase wages in order to attract a sufficient number of employees, which could result in higher operating costs for the Company.

  CONTINUED CONSOLIDATION OF THE U.S. HOSPITAL MARKET. In recent years, there has been an on-going consolidation of hospitals in the health care market. This continued consolidation could adversely impact the level of demand for the Company's health care management services and the prices which the Company can charge for such services.

  ABILITY TO CONTINUE ACQUISITION STRATEGY. The Company plans to continue to pursue opportunities to expand through acquisitions. The Company's ability to continue to make acquisitions at reasonable prices and to integrate the acquired businesses are important factors in the Company's future growth.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offerings are estimated to be approximately $209 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds to repay borrowings outstanding under the Company's revolving bank credit facility.

  The revolving bank credit facility provides for borrowings of up to $750 million, matures on April 1, 2002 and bears interest at floating rates (equal to approximately 6% at December 31, 1997). The Company may incur additional borrowings under its bank credit facilities to finance future acquisitions and to fund internal growth.

  In 1997, ServiceMaster incurred bank borrowings of approximately $91.0 million to finance the cash portion of its acquisition of Barefoot Inc. ("Barefoot") and approximately $626 million to fund its repurchase of WMX's 19 percent ownership interest in ServiceMaster (40.7 million shares repurchased at approximately $15.38 per share, representing approximately a 10 percent discount to the then-market price). As a result of this transaction, the Company was able to also increase the amortizable tax basis of its assets by over $450 million. WMX originally obtained its equity interest in ServiceMaster in connection with ServiceMaster's acquisition from WMX in November 1990 of the TruGreen business and certain pest control businesses. See "Management Discussion and Analysis of Financial Condition and Results of Operations".

  The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is listed on the NYSE under the symbol "SVM". The following table sets forth the high and low sale prices of the Common Stock for the first quarter of 1998 and for the Partnership Shares for all other periods as reported on the New York Stock Exchange Composite Tape and the cash dividends paid per share of Common Stock or the cash distributions paid per Partnership Share for the periods indicated. The prices have been adjusted to give retroactive effect to ServiceMaster's three-for-two share splits in June 1997 and June 1996 (share prices have been rounded to the nearest one cent).

                                                                       CASH
                                                                   DISTRIBUTIONS
                                                      HIGH   LOW       PAID
                                                     ------ ------ -------------
Year ended December 31, 1995:
  First Quarter..................................... $11.11 $ 9.56   $0.10
  Second Quarter....................................  12.11  10.50    0.10 2/3
  Third Quarter.....................................  12.83  11.78    0.10 2/3
  Fourth Quarter....................................  13.50  12.28    0.10 2/3
Year ended December 31, 1996:
  First Quarter.....................................  14.89  12.92    0.10 2/3
  Second Quarter....................................  15.67  13.75    0.10 2/3
  Third Quarter.....................................  16.50  14.33    0.11 1/3
  Fourth Quarter....................................  17.75  15.83    0.11 1/3
Year ended December 31, 1997:
  First Quarter.....................................  18.50  16.38    0.11 1/3
  Second Quarter....................................  23.88  18.13    0.11 1/3
  Third Quarter.....................................  29.50  22.75    0.12
  Fourth Quarter....................................  29.25  21.00    0.12
Year ended December 31, 1998:
  First Quarter.....................................  29.44  24.75    0.12
  Second Quarter (through May 11, 1998).............  29.00  26.88    0.12

  As of March 31, 1998, there were approximately 36,000 holders of record of the Common Stock. A recent last reported sale price on the NYSE for the Common Stock is set forth on the cover page of this Prospectus.

  The Company has consistently paid increasing dividends or cash distributions over the last 27 years. The Company's current policy is to continue to increase its dividend payment. The timing and amount of future dividends will be at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, corporate finance objectives and cash requirements. The Company has announced that its intended cash dividend for 1998 will be $0.49 per share.

                                CAPITALIZATION

  The following table sets forth as of December 31, 1997: (i) the actual consolidated capitalization of the Company and (ii) the consolidated capitalization of the Company as adjusted to give effect to the Offerings and the application of net proceeds therefrom as described under "Use of Proceeds". The information set forth below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and other financial information included in this Prospectus.

                                                           DECEMBER 31, 1997
                                                         ----------------------
                                                                         AS
                                                           ACTUAL     ADJUSTED
                                                         ----------  ----------
                                                            (IN THOUSANDS)
Current maturities of long-term debt...................  $   21,539  $   21,539
                                                         ==========  ==========
Long-term debt:
  Notes payable(1).....................................  $  599,042  $  599,042
  Revolving bank credit facilities(1)..................     550,000     340,968
  Other................................................      98,803      98,803
                                                         ----------  ----------
    Total long-term debt...............................   1,247,845   1,038,813
                                                         ----------  ----------
Shareholders' equity:
Preferred Stock, par value $.01 per share; 11,000,000
 shares authorized; no shares issued and outstanding on
 an actual or as adjusted basis........................         --          --
Common Stock, par value $.01 per share; 1.0 billion
 shares authorized; 186,629,000 shares issued and
 outstanding on an actual basis; and 194,229,000 shares
 issued and outstanding on an as adjusted basis(2).....       1,866       1,942
Additional paid-in capital.............................     519,424     728,380
Retained earnings......................................      65,000      65,000
Restricted stock.......................................      (4,270)     (4,270)
Treasury stock.........................................     (57,582)    (57,582)
                                                         ----------  ----------
    Total shareholders' equity.........................     524,438     733,470
                                                         ----------  ----------
    Total capitalization...............................  $1,772,283  $1,772,283
                                                         ==========  ==========

--------
(1) On March 2, 1998, the Company completed a $300 million dual-tranche offering of unsecured senior notes consisting of $150 million principal amount of 7.10 percent notes due March 1, 2018 and $150 million principal amount of 7.25 percent notes due March 1, 2038. The net proceeds of this offering were used to reduce the Company's indebtedness under the revolving bank credit facility.
(2) Excludes: (i) 10,213,438 shares of Common Stock issuable upon exercise of outstanding stock options, and (ii) 186,975 shares of Common Stock reserved for future issuance under the Company's existing equity incentive plans. An additional 8,659,525 million shares of Common Stock were reserved for future issuance as a result of the approval of certain equity incentive plans by the Company's shareholders at the annual meeting of shareholders on May 1, 1998.

                     SELECTED CONSOLIDATED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT FOR PER SHARE AND PERCENTAGE DATA)(1)

  The following table sets forth consolidated financial information of the Company as of and for each of the periods indicated. The selected financial data for each of the years in the five-year period ended December 31, 1997 are derived from the consolidated financial statements of ServiceMaster, which statements have been audited by Arthur Andersen LLP, independent public accountants for ServiceMaster. The information presented below should be read in conjunction with "Management Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this Prospectus.

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                             1997        1996        1995        1994      1993(2)
                          ----------  ----------  ----------  ----------  ----------
OPERATING RESULTS:
Operating revenue.......  $3,961,502  $3,458,328  $3,202,504  $2,985,207  $2,758,859
Cost of services
 rendered and products
 sold...................   3,058,160   2,681,008   2,499,700   2,356,435   2,192,684
Selling and
 administrative
 expenses...............     559,409     482,102     450,937     414,746     393,131
                          ----------  ----------  ----------  ----------  ----------
Operating income........     343,933     295,218     251,867     214,026     173,044
Non-operating expense
 (income):
 Interest expense(3)....      76,447      38,298      35,855      31,543      32,483
 Interest and investment
  income................     (14,304)    (10,183)     (7,310)     (5,389)     (5,882)
 Minority interest......       7,511      14,706      45,715      45,234      28,550
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................     274,279     252,397     177,607     142,638     117,893
Provision for income
 taxes(4)...............      10,203       7,257       5,588       2,755       2,146
One-time tax benefit
 relating to change in
 tax status(5)..........      65,000         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $  329,076  $  245,140  $  172,019  $  139,883  $  115,747
                          ==========  ==========  ==========  ==========  ==========
Cash distributions per
 share to shareholders..  $     0.47  $     0.44  $     0.42  $     0.41  $     0.40
PRO FORMA
 INFORMATION:(4)
Income before income
 taxes..................  $  274,279  $  252,397  $  177,607  $  142,638  $  117,893
Pro forma corporate
 provision for income
 taxes..................     110,809     101,968      71,753      57,626      47,629
                          ----------  ----------  ----------  ----------  ----------
Pro forma net income....  $  163,470  $  150,429  $  105,854  $   85,012  $   70,264
                          ==========  ==========  ==========  ==========  ==========
Pro forma basic net
 income per share(6)....  $     0.86  $     0.71  $     0.61  $     0.50  $     0.42
Pro forma diluted net
 income per share(6)....  $     0.82  $     0.69  $     0.59  $     0.48  $     0.40
OTHER DATA:
EBITDA(7)...............  $  443,788  $  369,701  $  279,450  $  228,389  $  200,332
Net cash provided from
 operations.............     371,889     341,386     297,425     253,863     169,103
Property additions......      46,232      42,952      44,624      32,202      33,113
Operating income margin.         8.7%        8.5%        7.9%        7.2%        6.3%
Percent increase in pro
 forma diluted net
 income per share.......        18.8%       16.9%       22.9%       20.0%       21.2%
FINANCIAL POSITION AT
 PERIOD END:
Working capital.........  $   35,907  $   73,782  $   20,309  $   26,650  $   46,773
Total assets............   2,475,224   1,846,841   1,649,890   1,230,839   1,122,461
Long-term debt..........   1,247,845     482,315     411,903     386,511     384,509
Shareholders'
 equity(3)..............     524,438     796,767     746,660     307,266     289,219

--------
(1) All per share data reflect the three-for-two share splits in 1993, 1996 and 1997.
(2) The Company's results in 1993 exclude a $30.2 million gain realized on the issuance of subsidiary shares. Including such gain in the Company's results for 1993, the Company had net income of $145,947,000, pro forma net income of $88,263,000, pro forma basic net income per share of $0.52 and pro forma diluted net income per share of $0.51.
(3) In 1997, the Company incurred bank borrowings of approximately $91.0 million to finance the cash portion of the Barefoot acquisition and approximately $626 million to fund the repurchase of WMX's 19 percent ownership interest in ServiceMaster. The increase in interest expense and the decrease in shareholders' equity (as well as the number of shares outstanding) in 1997 is primarily the result of such borrowings and stock repurchase. See "Management Discussion and Analysis of Financial Condition and Results of Operations".

(4) The Company converted from partnership to corporate form on December 26, 1997. Prior to the Reincorporation, the partnership was not subject to federal or state income taxes since its taxable income was allocated to the Company's shareholders. As a result of the Reincorporation, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pre-tax earnings. The Company's historical net income per share as a partnership (excluding a $30.2 million one-time gain realized in 1993) was as follows:

                     BEFORE ONE-TIME TAX BENEFIT             ACTUAL
                    ----------------------------- -----------------------------
                    1997  1996  1995  1994  1993  1997  1996  1995  1994  1993
                    ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
   Basic........... $1.39 $1.16 $0.99 $0.82 $0.68 $1.73 $1.16 $0.99 $0.82 $0.68
   Diluted......... $1.33 $1.12 $0.95 $0.80 $0.67 $1.66 $1.12 $0.95 $0.80 $0.67

(5) As a result of the Reincorporation, the Company recorded a deferred tax asset that represents the tax effect of the difference between the book and tax basis of the Company's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65.0 million gain in the tax benefit line of the income statement. The actual benefit to the Company of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year for 15 years. See "The Reincorporation".
(6) The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. Basic earnings per share are calculated based on 190,629,000 shares in 1997, 211,587,000 shares in 1996, 173,588,000 shares in 1995, 170,433,000 in
    1994 and 169,279,000 in 1993 while diluted earnings per share are calculated based on 199,760,000 shares in 1997, 220,286,000 shares in 1996, 182,135,000 shares in 1995, 177,928,000 in 1994 and 177,487,000 in
    1993.
(7) Represents earnings before interest expense, taxes, depreciation and amortization. EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of the Company's businesses. However, EBITDA should not be considered an alternative to net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1997 COMPARED WITH 1996

  Revenue increased 15 percent to $4 billion reflecting the effect of acquisitions and growth from base operations. Operating income increased 17 percent to $344 million, while margins increased to 8.7 percent of revenue from 8.5 percent in 1996, reflecting the continued strong growth of higher margin businesses, productivity improvements and the integration of the acquired operations of Barefoot. These improvements were offset in part by the impact of Certified Systems, Inc. ("CSI"), the newly acquired professional employer organization, which has significantly lower margins than the rest of the Company's businesses. Operating income margins would have improved 50 basis points excluding this acquisition.

  Pro forma information is presented which compares the continuing results of operations as if the Company had been a taxable corporation in all years. On this basis, net income grew 9 percent to $163 million. Basic earnings per share increased 21 percent to $0.86 and diluted earnings per share were up 19 percent to $0.82. Earnings per share grew at a higher rate than net income due to the transaction with WMX in which the Company repurchased WMX's 19 percent ownership interest in ServiceMaster (40.7 million shares repurchased at approximately $15.38 per share) for $626 million on April 1, 1997. This transaction served to increase interest expense significantly and reduce shares outstanding.

  Historical net income was $329 million including a one-time tax gain of $65 million realized upon the Reincorporation. The resulting historical basic and diluted earnings per share were $1.73 and $1.66, respectively. Partnership net income excluding this gain increased 8 percent to $264 million. On this basis, basic and diluted earnings per share were $1.39 and $1.33, increases of 20 percent and 19 percent, respectively.

  ServiceMaster Consumer Services achieved a 14 percent increase in revenue and a 21 percent increase in pro forma net income reflecting the successful integration of the Barefoot business (which was acquired in February 1997) combined with good growth from base operations and other acquisitions. The TruGreen-ChemLawn operations achieved strong double-digit growth in revenue and profits reflecting the Barefoot acquisition, increases in the customer base, improved branch efficiencies, strong sales of ancillary services and favorable weather conditions throughout most of the year. Terminix achieved solid growth in revenue and profits for the year. Strong growth in renewals and productivity improvements offset the effects of adverse weather conditions on termite operations and increased termite remediation costs. American Home Shield achieved very strong double-digit increases in both revenue and profits, with excellent increases in contract renewals and direct-to-consumer sales. This is consistent with an overall strategy to expand channels of distribution in this business which have historically been concentrated in the residential resale market. ServiceMaster Residential/Commercial and Merry Maids reported modest profit growth and solid revenue growth for the year, reflecting the conversion of certain franchises and distributors to company-owned operations.

  ServiceMaster Management Services, which includes Diversified Health Services ("DHS"), achieved 7 percent growth in revenue reflecting the Premier Manufacturing Support Services ("Premier") acquisition made last year and, to a lesser degree, growth in the base business. The base business growth resulted from improvements in Healthcare Services (which includes DHS) and Business & Industry Group, offset by reductions in Education Management Services. Pro forma net income was flat compared to the prior year. Despite continuing competitive pressures and industry consolidation in the acute care market, the Company achieved solid revenue increases and improved customer retention in the healthcare market. Reported profits in this market were comparable to the prior year. Within the acute care sector, good growth was realized from sales of the Integrated Service product which provides comprehensive service solutions to clients. The Company achieved significant revenue and profit increases in the Business & Industry market, largely as a result of the successful integration of the Premier acquisition and modest growth in the base business. In the Education market, revenue and profits declined due to the discontinuation of certain large accounts and margin pressures in certain accounts.

  Revenue in the Company's New Business Development and Parent segment (which includes ServiceMaster Employer Services) increased significantly, reflecting the August 1997 acquisition of CSI, which added approximately $155 million in revenue and minimal profits after acquisition related costs. CSI is a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance, and other employee benefit plans. Pro forma net income reflects the additional interest expense incurred relating to the WMX share repurchase.

  On a consolidated basis, cost of services rendered and products sold increased 14 percent and decreased slightly as a percentage of revenue to 77.2 percent in 1997 from 77.5 percent in 1996. This reflects the changing mix of the enterprise as ServiceMaster Consumer Services increased in size relative to the overall business of the Company. ServiceMaster Consumer Services operates at a higher gross profit margin than ServiceMaster Management Services, but incurs relatively higher levels of selling and administrative costs. However, much of this reduction in cost of goods sold was offset by the acquisition of CSI which operates at significantly lower gross margins than the Company's other businesses. Without CSI, cost of goods sold would have been 76.5 percent of revenue in 1997.

  Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, increased from 13.9 percent in 1996 to 14.1 percent in 1997, reflecting the changing business mix of the Company described above.

  Interest expense increased over the prior year primarily due to increased debt levels associated with the repurchase of shares previously held by WMX and acquisitions. Interest and investment income increased over the prior year levels due to growth in, and strong returns from, the investment portfolio at American Home Shield as well as a gain associated with the sale of an interest in an international joint venture. Minority interest expense decreased due to the repurchase of minority ownership interests in subsidiary entities.

  Most operations conducted by the Company and its subsidiary partnerships have been exempt from federal corporate income tax since 1986. However, beginning in 1998, the Internal Revenue Code would have imposed federal corporate tax on the Company's operations even if the Company remained in partnership form. In anticipation of this change in tax status, ServiceMaster shareholders approved a reincorporating merger which was completed on December 26, 1997, and the Company converted from partnership to corporate form. See "The Reincorporation". As a result of the Reincorporation, the Company recognized a step-up in the tax basis of its assets, which will be amortized against taxable income in future years. Simultaneously, the Company recorded a book gain representing the tax effect of the difference between the tax and book basis of the Company's assets and liabilities. The actual value to the Company of the tax basis step-up significantly exceeds the amount of the deferred tax asset. The Company believes that the step-up will result in a reduction in its annual cash tax payments in excess of $25 million per year over the ensuing 15 years.

1996 COMPARED WITH 1995

  Revenue increased 8 percent to $3.5 billion primarily due to internal growth, with the effects of acquisition activity at both ServiceMaster Consumer Services and ServiceMaster Management Services offsetting the disposition of the Education Food Service line in early 1995. Operating income increased 17 percent to $295 million, while margins increased to 8.5 percent of revenue from 7.9 percent in 1995, reflecting the combined effects of the continued rapid growth of our higher margin business units and the favorable effects of overhead leveraging throughout the enterprise. Both net income and earnings per share reflect the December 1995 acquisition of WMX's minority ownership interest in ServiceMaster Consumer Services, which reduced minority interest expense and increased the number of shares outstanding by approximately 41 million (on a post-split basis). Pro forma net income, restated as if the Company were a taxpaying corporation, was $150 million, a 42 percent increase over the comparable 1995 level with pro forma basic earnings per share at $0.71, a 16 percent increase and pro forma diluted earnings per share at $0.69, a 17 percent increase. Historical Partnership net income was $245 million, up 43 percent from the prior year while historical basic earnings per share were $1.16, an increase of 17 percent and historical diluted earnings per share were $1.12, an 18 percent increase.

  ServiceMaster Consumer Services achieved a 13 percent increase in revenue and pro forma net income growth of 23 percent. TruGreen-ChemLawn operations had strong growth in revenue and profits despite unfavorable weather conditions throughout the year. Continued strong growth in residential services and strong commercial sales, combined with the favorable effects of new service initiatives, such as interior plantscaping and home fertilizer delivery, helped offset the weather-related adversities. Terminix achieved solid growth in revenue as a result of increases in pest control sales and termite completions. Profits also increased but at a less rapid pace due to changes in the sales mix and higher production costs. American Home Shield achieved very strong increases in warranty contracts written, earned revenue and profit. These increases were primarily the result of strong internal growth, small acquisitions and continued increases in contract renewals. The ServiceMaster Residential/Commercial operations continued to achieve growth in revenue and profits, reflecting the continued repurchase of distributors, as well as steady internal growth which offset a decline in large disaster recovery projects. The Merry Maids business achieved solid increases in revenue and profits as a result of strong growth from existing franchises, as well as the expansion of company-owned branch operations.

  ServiceMaster Management Services, including DHS, achieved 18 percent overall growth in pro forma net income for the year, reflecting significant transaction-related fees and gains, strong cost controls and improved customer retention, as well as the elimination of losses incurred in 1995 from the discontinued Education Food Service business. Revenue for the traditional businesses grew three percent over the prior year as improvements in Education and Business & Industry were offset by slight reductions in Healthcare Services. Revenue generated from the fourth quarter acquisition of Premier offset the effect of the disposition of Education Food Service in February 1995. The traditional Healthcare business, which primarily serves the acute care sector of the health care market, recorded profits that were consistent with the prior year level. Strong cost controls and efficiency gains offset a slight decline in revenue, reflecting continuing competitive pressures and industry consolidations. DHS continued to achieve excellent growth in revenues and profits, reflecting strong growth in management services, improvements in the rehabilitation operations which were started in 1995, and a significant increase in transaction-related fees and gains. The Education market experienced solid revenue growth with an improved customer retention rate. Profits decreased as a result of lower margins on a higher mix of large school district contracts. The Business & Industry unit achieved double-digit increases in both revenue and profits, with a substantial increase in services to the aviation industry.

  Revenue in the Company's New Business Development and Parent segment decreased, reflecting the 1995 sale of a small business investment. Profits were improved reflecting the purchase of the WMX minority ownership interest in ServiceMaster Consumer Services in exchange for ServiceMaster shares.

  On a consolidated basis, cost of services rendered and products sold increased 7 percent but continued to decline as a percentage of revenue to
77.5 percent in 1996 from 78.1 percent in 1995. This decrease as a percentage of revenue reflects the changing mix of the business as ServiceMaster Consumer Services increases in size in relation to the overall business of the Company. ServiceMaster Consumer Services operates at a higher gross profit margin than ServiceMaster Management Services, but incurs relatively higher levels of selling and administrative costs.

  Consolidated selling and administrative expenses increased 7 percent over the prior year, but as a percentage of revenue, decreased from 14.1 percent in 1995 to 13.9 percent in 1996, reflecting good cost controls and improved efficiencies.

  Overall operating income margins continue to reflect effective leveraging and rapid growth in higher margin businesses, improving to 8.5 percent of revenues compared to 7.9 percent in 1995.

  Interest income increased over prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on several sales of marketable securities during the year. Interest expense increased over the prior year, reflecting increased borrowings relating to acquisitions and treasury share purchases. The decrease in minority interest expense primarily reflects the purchase from WMX of the minority interest in ServiceMaster Consumer Services in December 1995.

1997 FINANCIAL POSITION

  The Company continued to exhibit its excellent cash generating ability, with cash flows from operations increasing 9 percent to $372 million and free operating cash flows (defined as cash flows from operations less property additions) increasing 9 percent to $326 million. The Company's free operating cash flows represent the cash available for enhancing shareholder value (e.g., acquisitions, dividends and share repurchases) after financing the growth of existing business units. Cash flows from the operating segments grew at strong double digit rates and were partially offset by increased interest expense relating to the WMX transaction. The Company's free operating cash flows have consistently exceeded recurring net income as a result of relatively low working capital and fixed asset requirements, combined with the effects of noncash charges for depreciation and amortization.

  Cash and marketable securities totaled approximately $124 million at December 31, 1997. Debt levels increased despite strong operating cash flows due to the repurchase of WMX's 19 percent ownership interest in the Company for $626 million and acquisitions. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company. In addition, the Company had $450 million of unused commitment on its revolving bank facility at December 31, 1997.

  On February 24, 1997, the Company completed the acquisition of Barefoot, the second largest professional residential lawn care service company in the United States. The aggregate value of this transaction was approximately $237 million with the payment consisting of $146 million of shares and the remainder in cash.

  On August 11, 1997, the Company acquired CSI, one of the nation's ten largest PEOs. CSI provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans.

  Subsequent to year-end, ServiceMaster acquired Rescue Industries, Inc., which operates under the trade name Rescue Rooter. Rescue Rooter is one of the largest companies in America specializing in plumbing and drain cleaning services.

  On April 1, 1997, ServiceMaster repurchased the entire 19 percent ownership interest that WMX had held in the Company for approximately $626 million. WMX had owned 40.7 million restricted shares of ServiceMaster and also had an option to purchase an additional 2.8 million shares which was canceled as part of the transaction. This transaction was immediately additive to earnings per share and provided significant, incremental tax benefits to the Company.

  In April 1997, the Company also entered into a committed $1 billion multi-currency revolving credit agreement, which includes a five-year revolving credit facility of $750 million and a 364-day revolving credit facility of $250 million with a one-year term loan option (two-year total term).

  On July 28, 1997, ServiceMaster filed a Form S-3 shelf registration statement with the Commission providing for the sale of up to $950 million in either unsecured senior debt securities or equity interests. On August 14, 1997, the Company completed a $300 million dual-tranche debt offering consisting of $100 million principal amount of 6.95 percent notes due August 15, 2007 and $200 million principal amount of 7.45 percent notes due August 15, 2027. On March 2, 1998, the Company completed a $300 million dual-tranche offering of unsecured senior notes consisting of $150 million principal amount of 7.10 percent notes due March 1, 2018 and $150 million principal amount of
7.25 percent notes due March 1, 2038. The net proceeds of these offerings were used to refinance borrowings under bank credit facilities, thereby reducing the Company's exposure to short-term interest rate fluctuations.

  Because certain computer programs use two digits rather than four to define the applicable year, many systems may not function properly beyond the year 1999. In addition, certain systems are unable to recognize the year 2000 as a leap year. The Company has conducted a review of its computer systems to identify those that could be affected by the year 2000 problem, and has determined that it will be required to replace or remediate many of its systems to facilitate their continuing reliable operation. The Company currently believes that expenses directly related to this effort are not expected to have a material impact on the results of its operations.

  Although the Company believes that critical remediation efforts will be completed prior to the year 2000, the untimely completion of these efforts could, in certain circumstances, have a material adverse effect on the operations of the Company. In addition, the Company is in the process of establishing whether the external parties and systems with which the Company interacts and external systems for which the Company has certain maintenance responsibilities are in compliance and whether non-compliance could have a material adverse impact on the Company.

  Accounts receivable and inventories increased reflecting general business growth and the acquisition of Barefoot. The increases in prepaid expenses and other assets resulted from the strong growth at American Home Shield, where initial direct contract costs are capitalized and expensed over the life of the service contract, and the recording of deferred tax assets related to the conversion to corporate form. Intangible assets have grown primarily due to the acquisition of Barefoot, CSI, and other smaller companies. Property and equipment increased primarily due to acquisitions and general business growth. The Company does not have any material capital commitments at this time. Notes receivable and other long-term assets increased due to the deferred tax assets discussed above.

  Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. Deferred revenue increased primarily as a result of strong growth in warranty contracts written at American Home Shield and an increase in customer prepayments at TruGreen-ChemLawn.

  At the end of 1997, there were no minority ownership interests in subsidiary entitles, and the interests of the general partners of the two parent partnership entities were eliminated upon the Reincorporation.

  Total shareholders' equity decreased to $524 million in 1997 from $797 million at December 31, 1996, reflecting the repurchase of shares previously owned by WMX and other treasury share repurchases and cash distributions. This reduction was partially offset by strong growth in earnings, shares issued to acquire Barefoot, and the gain recorded related to establishing the deferred tax assets created upon the Reincorporation. The Company continues to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorization previously granted by the Board of Directors. As of December 31, 1997, there was $39 million of authorization remaining.

  At year end, the aggregate market value of the Company's outstanding shares exceeded $5 billion. An investor who held shares for the entire year realized a total return on investment of 71 percent in 1997 (assuming reinvestment of all dividends), exceeding market averages. ServiceMaster shareholders have also experienced compound annual total returns (assuming reinvestment of all cash distributions) exceeding 33 percent over the last five years, 26 percent over the last 10 years and 24 percent over the last 20 years.

  Cash distributions paid directly to shareholders totaled $89 million, or $0.46 2/3 per share, a 6 percent per share increase over the prior year. The total amount of cash distributions, including payments made to the shareholders' trust described below, increased 6 percent to approximately $156 million.

  In 1993, ServiceMaster established a trust for the benefit of Parent Partnership shareholders. Each year, the trust was allocated the portion of the Parent Partnership's taxable income which exceeded the level of direct cash distributions, thereby reducing the taxable income of the shareholders. The trust received cash payments from the Parent Partnership in amounts sufficient to pay its income tax obligations on this allocated taxable income. Cash distributions made to the trust totaled $65 million in 1997 and $50 million in 1996. The trust was terminated upon the Reincorporation and has no residual resources or obligations except for its final income tax payment.

  The return to corporate form is not expected to impact the enterprise's future liquidity or capital resources materially. As a corporation, the Company is responsible for the payment of corporate federal and state income taxes. Nonetheless, the increased cash requirements related to corporate income taxes will be significantly offset by the elimination of cash payments to the Partnership's shareholder trust and the annual cash benefit resulting from the step-up in tax basis in the enterprise's assets realized upon the Reincorporation. In addition, management expects that the Company will not be required to pay federal income taxes resulting from its 1998 earnings until March of 1999. At that time, the Company will be responsible for its 1998 obligation and will begin making estimated payments for its 1999 obligations.

  The following table presents net income before interest expense, taxes, depreciation and amortization. EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow used by many of ServiceMaster's investors and lenders. Many of the Company's existing long-term debt arrangements require it to maintain specified levels of EBITDA. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of the Company's businesses.

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
(IN THOUSANDS, EXCEPT            1997      1996      1995      1994    1993(1)
PERCENTAGE DATA)               --------  --------  --------  --------  --------
Net income...................  $329,076  $245,140  $172,019  $139,883  $115,747
Depreciation.................    45,392    41,658    38,332    32,885    29,674
Amortization.................    47,670    37,348    27,656    21,323    20,282
Tax benefit relating to
 change in tax status........   (65,000)      --        --        --        --
                               --------  --------  --------  --------  --------
Cash income..................   357,138   324,146   238,007   194,091   165,703
Interest expense.............    76,447    38,298    35,855    31,543    32,483
Tax provision (while
 organized as a partnership).    10,203     7,257     5,588     2,755     2,146
                               --------  --------  --------  --------  --------
EBITDA.......................  $443,788  $369,701  $279,450  $228,389  $200,332
Growth over prior period.....        20%       32%       22%       14%       15%

--------
(1) The Company's results in 1993 exclude a $30.2 million gain realized on the issuance of subsidiary shares. Including such gain in the Company's results in 1993, the Company had net income of $145,947,000.

  EBITDA should not be considered an alternative to net income in measuring the Company's performance, or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

                                   BUSINESS

GENERAL

  ServiceMaster is one of the largest providers of residential and supportive management services in the United States. In addition, the Company has operations in 38 countries and has over 9.6 million customers worldwide. The Company has strong, well-recognized brand names and operates through a network of more than 7,600 service centers worldwide. ServiceMaster holds the number one or two position in each of its major markets.

  ServiceMaster has an uninterrupted record of consistent growth in revenue and net income. In 1997, the Company had customer level revenue, which includes the estimated revenue of the Company's franchisees, of over $5.5 billion and operating revenue of approximately $4 billion. The Company has achieved 27 consecutive years of growth in revenue, net income (excluding net one-time gains) and cash distributions. ServiceMaster shareholders have realized compound annual total returns in excess of 33 percent over the last five years, 26 percent over the last 10 years and 24 percent over the last 20 years (in each case assuming reinvestment of all cash distributions).

  ServiceMaster operates primarily through two units: ServiceMaster Consumer Services, which contributed approximately 68 percent of the Company's 1997 operating income, and ServiceMaster Management Services, which contributed 28 percent of 1997 operating income. The Company also has recently formed a third unit, ServiceMaster Employer Services, which contributed less than one percent of 1997 operating income.

  . ServiceMaster Consumer Services provides services to homeowners and commercial customers under eight market-leading brand names: TRUGREEN-CHEMLAWN, TERMINIX, AMERICAN HOME SHIELD and AMERISPEC, RESCUE ROOTER, SERVICEMASTER RESIDENTIAL/COMMERCIAL SERVICES, MERRY MAIDS and FURNITURE MEDIC.

  . ServiceMaster Management Services provides facilities management services to over 2,000 customers in the health care, education, and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, energy management, food service, laundry and linen services, total facilities management and other services.

  . ServiceMaster Employer Services is one of the nation's ten largest PEOs and provides a full-range of supportive human resource services, including administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits, to approximately 800 customers with over 19,000 leased employees.

  The Company's strategy is to capitalize on favorable industry and demographic trends; to serve and expand in markets where it can be the number one or two company in such market; to maximize cross-selling opportunities; to maintain the strong cash flow characteristics of its businesses; to pursue "tuck-in" acquisitions and service line expansions; to focus on people-intensive, service businesses; to expand geographically; and to continue to adhere to its high standards of ethics and commitment to people.

COMPANY STRENGTHS

  The strong historical performance of ServiceMaster and its future prospects are attributable to a number of important Company strengths.

 LEADING MARKET POSITIONS AND BRANDS

  ServiceMaster is one of the premier service companies in America, holding the number one or two position in each of its major markets. The Company operates through a network of over 7,600 service centers worldwide under well-recognized brand names such as: SERVICEMASTER (management services, heavy-duty cleaning and disaster restoration), TRUGREEN-CHEMLAWN (lawn, tree and shrub care), TERMINIX (termite and pest control), AMERICAN HOME SHIELD and AMERISPEC (home warranties and inspections), RESCUE ROOTER (plumbing and drain cleaning), MERRY MAIDS (residential maid service) and FURNITURE MEDIC (on-site furniture repair and restoration).

  These strong brand names distinguish ServiceMaster from its competitors by providing a high level of name recognition, conveying quality and trust and providing an expectation of customer satisfaction.

 RECURRING REVENUE AND CONSISTENT PERFORMANCE

  ServiceMaster has grown through a combination of strong internal growth, the addition of new service lines and acquisitions. The Company has achieved 27 consecutive years of growth in revenue, net income (excluding net one-time gains) and cash distributions. ServiceMaster shareholders have realized compound annual total returns in excess of 33 percent over the last five years, 26 percent over the last 10 years and 24 percent over the last 20 years (in each case assuming reinvestment of all cash distributions).

  An important factor driving the Company's growth has been the high percentage of recurring revenue inherent in many of the Company's businesses. In addition, the Company has maintained its consistent operating performance across a number of economic cycles.

 STRONG CASH FLOW CHARACTERISTICS

  ServiceMaster operates exclusively in the service sector, which is highly labor intensive and requires relatively low fixed assets. ServiceMaster has generated consistently high cash flows as a result of relatively low working capital and capital expenditure requirements, combined with the effect of noncash charges for depreciation and amortization. Over the past five years, ServiceMaster's free operating cash flow (defined as cash flow from operations less property additions) has, on average, exceeded its net income (excluding net one-time gains) by 32 percent per year.

 PROVEN ACQUISITION TRACK RECORD

  ServiceMaster believes that one of its strengths is its ability to acquire, integrate and grow service businesses. More than 70 percent of the Company's operating income in 1997 was derived from businesses acquired since 1986. ServiceMaster believes that it has improved the performance of all of its significant acquisitions. For example, TruGreen and ChemLawn were unprofitable when ServiceMaster acquired them in 1990 and 1992, respectively. In 1997, TruGreen-ChemLawn was the largest unit contributor to ServiceMaster's operating income.

 LEADERSHIP IN PEOPLE DEVELOPMENT

  ServiceMaster considers its people to be one of its greatest strengths, particularly given the importance of a motivated, trained labor force in the service industries in which it competes. A core objective of the Company is to help people at all levels develop and realize their full potential. The Company has been recognized by business management experts, such as Peter Drucker and Noel Tichy, as one of the world's leading companies for people development. This expertise is demonstrated by the Company's ability to attract, train, motivate and retain high-quality service workers.

 EXPERIENCED, SHAREHOLDER-FOCUSED MANAGEMENT

  A long-held fundamental ServiceMaster philosophy is that management should participate in the risks and rewards of equity ownership in the Company. As a result, the Company's officers collectively own over 10 percent of the Company's outstanding Common Stock. ServiceMaster believes this philosophy has been instrumental in attracting, motivating and retaining key management personnel. In addition, ServiceMaster executive officers average over 15 years of experience with ServiceMaster's businesses.

GROWTH DRIVERS

  The Company's growth strategy is to enhance its leadership positions in its current service businesses and to expand its service offerings to take advantage of its strengths, its large customer base and the highly fragmented nature of its markets. The Company plans to implement its growth strategy by concentrating on the following opportunities:

 FAVORABLE INDUSTRY AND DEMOGRAPHIC TRENDS

  ServiceMaster Consumer Services' primary target market consists of approximately 53 million U.S. households, a significant percentage of which are dual-income families who are more frequent users of its services. The number of home owners has increased from 40 million in 1970 to 67 million in 1997. The number of dual income families has increased from 27 million in 1970 to approximately 36 million in 1996. ServiceMaster believes that it is uniquely positioned to provide single-source solutions for home service needs to this growing market segment.

  ServiceMaster Management Services' primary target markets consist of health care facilities, educational institutions and commercial enterprises, each of which increasingly is outsourcing the management of their non-core support functions to improve quality and reduce costs.

  ServiceMaster also believes that the aging population in the United States is a favorable factor for both the Consumer Services and Management Services businesses because of the Company's ability to assist the elderly homeowner and serve the hospital and long-term care markets.

 FURTHER MARKET PENETRATION

  While ServiceMaster holds the number one or two position in each of its major markets, such markets are highly fragmented and offer substantial opportunities for increased market penetration. Each of the professional service markets in which the Company operates represents a small percentage of the overall market when do-it-yourself homeowners and companies that do not outsource non-core functions are taken into consideration.

  The Company continues to broaden its customer base by expanding its marketing efforts and its service offerings within existing service lines.

 ACQUISITION OPPORTUNITIES

  Tuck-In Acquisitions. Because the Company operates in highly fragmented markets, it continues to increase its market share by making acquisitions within its existing service lines and believes that there are substantial opportunities to continue to do so. These "tuck-in" acquisitions are used to expand the Company's geographic reach, or are combined into the Company's existing branch networks to provide additional operating leverage. For example, over the past two years, the Company has acquired over 200 lawncare companies, including Barefoot, and over 100 pest control companies, which have been integrated into the Company's respective service lines.

  Service Line Expansion. The Company has been successful in using acquisitions to expand its service lines. ServiceMaster acquired Terminix in 1986, Merry Maids in 1988, American Home Shield in 1989, TruGreen in 1990, ChemLawn in 1992 and DHS in 1993. Over the past two years, ServiceMaster has acquired Rescue Rooter, AmeriSpec and Furniture Medic. The Company also formed its Employer Services unit in 1997 with the acquisition of CSI.

 GEOGRAPHIC EXPANSION

  The Company provides services to customers in all 50 states and 38 countries around the world. However, geographic expansion continues to be a significant growth opportunity for the Company's services. For example, American Home Shield is concentrated on the West Coast, where approximately 55 percent of California home resales involve a home warranty contract. On a nationwide basis, fewer than approximately 12 percent of home resales involve a similar contract. Additionally, Rescue Rooter, the Company's latest major acquisition, is concentrated in the western United States, presenting an opportunity for national expansion.

 CROSS-SELLING OPPORTUNITIES

  ServiceMaster enjoys significant cross-selling opportunities both within each of and between its major operating units. Each of the ServiceMaster Consumer Services businesses generally target customers with the same consumer profile for each of the services it offers. On average, a ServiceMaster Consumer Services customer only uses a small number of the 15 different services offered by the Company under its eight brand names. To address this opportunity, the Company has linked all of its consumer businesses through one toll-free telephone number, 1-800-WE SERVE, and has developed a number of programs designed to promote its other services to existing customers. Similarly, ServiceMaster Management Services currently delivers approximately two services on average to its customers. In today's competitive environment, American businesses are increasingly looking to outsource a wider spectrum of their non-core functions, offering growth and cross-selling potential in this market.

  International operations accounted for less than five percent of the Company's operating income in 1997. The Company believes that the international market represents a largely untapped opportunity and is pursuing initiatives to sell its services directly to consumers abroad.

OVERVIEW OF OPERATING UNITS

  ServiceMaster operates through two major units, ServiceMaster Consumer Services and ServiceMaster Management Services, and a recently formed third unit, ServiceMaster Employer Services.

 CONSUMER SERVICES

  ServiceMaster Consumer Services generated approximately 68 percent of the Company's 1997 operating income. Substantially all of this 68 percent was attributable to TruGreen-ChemLawn, Terminix and American Home Shield. ServiceMaster Consumer Services provides services to homeowners and commercial facilities under eight market-leading brand names:
  TRUGREEN-CHEMLAWN for lawn, tree and shrub care and commercial landscape and indoor plant maintenance;

  TERMINIX for termite and pest control services;

  AMERICAN HOME SHIELD and AMERISPEC for home system and appliance warranty contracts and home inspection services;

  RESCUE ROOTER for plumbing and drain cleaning services;

  SERVICEMASTER RESIDENTIAL/COMMERCIAL SERVICES for heavy-duty residential and commercial cleaning and disaster restoration services;

  MERRY MAIDS for residential maid services; and

  FURNITURE MEDIC for on-site furniture repair and restoration services.

  ServiceMaster focuses on providing quality services and establishing relationships to provide one or more of these services on a recurring basis to customers. Since 1986, the number of customers served by ServiceMaster Consumer Services has increased from fewer than one million domestic customers to more than 9.6 million customers worldwide. The services provided by the eight Consumer Services companies comprise the "ServiceMaster Quality Service Network" and can be accessed easily by calling a single toll-free telephone number, 1-800-WE SERVE, or by contacting the individual companies directly.

  TRUGREEN-CHEMLAWN. TruGreen-ChemLawn is the largest provider of professional lawn, tree and shrub care in the United States, providing services to over 3 million residential and commercial customers through 206 company-owned branches and 84 franchised branches in 48 states and two foreign countries. In addition, the Company began its indoor plant care business for commercial customers in 1995 through an acquisition of a regional company and has become the second largest company in that market. TruGreen-ChemLawn had 1997 customer level revenue of $777 million.

  TruGreen-ChemLawn is the largest company in the highly fragmented professional lawn care market with an estimated market share of approximately 30 percent. The Company believes that the remainder of this market is shared by approximately 7,700 companies. TruGreen-ChemLawn benefits from this highly fragmented market because of its strong brand awareness and ability to leverage its size to achieve economies of scale. The TruGreen-ChemLawn business is seasonal in nature.

   TruGreen-ChemLawn aggressively pursues acquisition opportunities to further penetrate regional markets and achieve increased operating leverage. In February 1997, ServiceMaster completed the acquisition of Barefoot for an aggregate consideration of approximately $237 million and combined it with its TruGreen-ChemLawn operations (except for certain Barefoot franchisees which have been kept separate from TruGreen-ChemLawn). At the time of the transaction, Barefoot was the second largest provider of professional lawn care services in the United States. In 1998, TruGreen-ChemLawn entered the commercial landscape maintenance market by acquiring four regional companies. TruGreen-ChemLawn has acquired over 200 lawncare companies over the past two years.

  TERMINIX. Terminix is the largest provider of termite and pest control services in the United States, providing services to over 3 million residential and commercial customers through 290 company-owned branches and 241 franchised branches in 45 states and eight foreign countries. Terminix had 1997 customer level revenue of $862 million.

  The termite and pest control industry also is highly fragmented. Terminix is the number one company in the U.S. market, with an estimated market share of approximately 16 percent. Based upon industry publications, the Company believes that the second largest company in the industry is approximately two-thirds the size of Terminix and that approximately 14,000 companies compete for the remaining share of the market. Terminix has acquired over 100 pest control companies over the past two years, and expects to continue to pursue acquisitions to expand market share and increase operating leverage.

  Terminix has recently broadened its service offering to increase convenience and respond to the customer's need for flexibility. The Company is now offering specialized plans that combine indoor and outdoor treatment options, as well as a variety of service frequency options. The Terminix business is seasonal in nature.

  AMERICAN HOME SHIELD AND AMERISPEC. American Home Shield ("AHS") is the largest provider of home service warranty contracts in the United States, providing services to approximately 600,000 homes through approximately 13,000 independent repair maintenance contractors in 49 states and the District of Columbia. AHS also provides home service warranty contracts through licensing arrangements with local service providers in three other countries. AmeriSpec is the largest provider of home inspections in North America, conducting approximately 100,000 inspections through licensees in 41 states and Canada in 1997. AHS and AmeriSpec combined to achieve customer level revenue of $229 million in 1997.

  AHS warranty contracts cover the repair or replacement of built-in appliances, hot water heaters and electrical, plumbing, central heating, and central air conditioning systems that malfunction by reason of normal wear and tear. Service contracts are sold through participating real estate brokerage offices, in conjunction with resales of single-family residences to homeowners. AHS also sells service warranty contracts directly to homeowners by renewing existing contracts and through various other distribution channels.

  AHS is the number one company in the home warranty market. The home warranty industry was launched in California, where approximately 55 percent of home resales involve a home warranty contract. On a nationwide basis, fewer than approximately 12 percent of home resales involve a similar contract, presenting a significant growth opportunity. AHS has benefited from a strategy of renewing existing contracts, expanding geographically and marketing through direct-to-consumer distribution channels, such as mortgage companies, utilities and others.

  RESCUE ROOTER. Rescue Rooter, which was acquired by the Company in 1998, is the second largest provider of plumbing and drain cleaning services in the United States, and provided services to over 365,000 customers in 1997 through 20 company-owned locations and one franchise location. The acquisition of Rescue Rooter strategically expands the ServiceMaster Quality Service Network, enabling the Company to provide customers with one of their most frequently-requested services. The Company believes that Rescue Rooter is well-positioned to expand in the highly fragmented plumbing and drain cleaning services industry through internal growth, "tuck-in" acquisitions and synergies with AHS (by providing warranty claim services to AHS customers).

  SERVICEMASTER RESIDENTIAL/COMMERCIAL SERVICES. ServiceMaster Residential/Commercial Services ("Res/Com") is the largest franchiser in the heavy-duty residential and commercial cleaning industry in the United States, serving approximately 1.7 million customers through a network of over 4,500 independent franchisees in the United States and ten foreign countries. Res/Com provides carpet and upholstery cleaning, janitorial services, disaster restoration services and window cleaning services to its residential and commercial customers. Res/Com is the leading franchisor in this large industry, which is characterized by many small independent companies and several larger competitors.

  MERRY MAIDS. Merry Maids is the largest provider of domestic house cleaning services, providing services to approximately 352,000 customers through 26 company-owned branches in 18 states and 797 licensees in all 50 states and five foreign countries.

  FURNITURE MEDIC. In 1997, Furniture Medic provided on-site furniture repair and restoration services to over 160,000 customers through 513 licensees in 47 states and four foreign countries.

 MANAGEMENT SERVICES

  ServiceMaster Management Services generated 28 percent of the Company's operating income in 1997 and provides management and support services to commercial customers in the healthcare, education and business and industrial markets. The Company historically has provided these services through three principal operating units: Healthcare Services, including DHS; Education Management Services; and Business & Industry Group.

  ServiceMaster pioneered the concept of providing support services to health care facilities by introducing housekeeping management services in 1962. Since then, ServiceMaster has expanded its management services business to include the management of plant operations and maintenance, clinical equipment, housekeeping, laundry and linen services, landscaping, food service, energy management and total facility management to health care, educational and commercial facilities. The

DHS business within Healthcare Services provides management and other services to nursing homes, skilled nursing facilities, assisted living facilities and home health care agencies. ServiceMaster's programs and systems free the customer to focus on its core business activity with confidence that the support services are being managed and performed in an efficient and cost-effective manner.

  As of December 31, 1997, ServiceMaster Management Services was providing management or support services to approximately 2,000 customers, with approximately 7,750 combined facilities. These services were being provided in all 50 states, the District of Columbia and 21 foreign countries.

  A summary of each of the markets served by ServiceMaster Management Services is set forth below:

  HEALTHCARE. ServiceMaster is the largest provider of support services to this market. The Company provides services to approximately 1,600 health care customers, with approximately 1,900 facilities. These customers care for 5 million patients annually. ServiceMaster partners with hospitals, nursing homes and health systems to improve the effectiveness and efficiency of non-core functions. The Company's Integrated Service program, which provides single-source management for multiple support functions in the health care industry, has been particularly successful, demonstrating the importance and competitive advantage of comprehensive solutions to health care customers.

  The Company believes that it is well-positioned to benefit from the aging population and the increased focus on cost containment in the health care industry.

  EDUCATION. ServiceMaster provides services to approximately 270 customers with over 5,300 facilities and 2 million students. The Company serves both the primary (grades kindergarten through twelfth) and secondary (college and universities) markets. The education market is increasingly using outsourcing as a means of improving quality and efficiency in the face of tighter budgets and aging school buildings.

  BUSINESS & INDUSTRY. ServiceMaster provides single service and total facilities management to a variety of industries. Within this market, ServiceMaster provides services to 102 customers, with more than 500 facilities. ServiceMaster has targeted the automotive, transportation and food processing industries and it now serves virtually every major automotive manufacturer, as well as more than 70 airlines in 30 airports around the world.

 EMPLOYER SERVICES

  With the acquisition of CSI in August 1997, ServiceMaster launched its entry into the PEO industry. ServiceMaster Employer Services provides administrative processing of payroll, worker's compensation insurance, health insurance, unemployment insurance and other employee benefits to approximately 800 clients with over 19,000 leased employees. CSI is one of the nation's ten largest companies in the emerging PEO industry.

MAJOR CUSTOMERS

  ServiceMaster has no single customer which accounts for more than 5% of its total revenues. No part of the Company's business is dependent on a single customer or a few customers the loss of which would have a material adverse effect on the Company as a whole. Revenue from governmental sources is not material.

TRADEMARKS AND SERVICE MARKS; FRANCHISES

  The Company's trademarks and service marks are important for all elements of the Company's business, although such marks are particularly important in the advertising and franchising activities conducted by the operating subsidiaries of ServiceMaster Consumer Services. Such marks are registered and are renewed at each registration expiration date. ServiceMaster(R), TruGreen-ChemLawn(R), Barefoot(R), Terminix(R), American Home Shield(R) and AmeriSpec(R), Rescue Rooter(R), Merry Maids(R) and Furniture Medic(R) are service marks of the Company.

  Within ServiceMaster Consumer Services, franchises are important for the TruGreen-ChemLawn, Terminix, ServiceMaster Res/Com, Merry Maids, AmeriSpec and Furniture Medic businesses. Nevertheless, revenue and profits derived from franchise-related activities constitute less than 10% of the revenue and profits of the consolidated ServiceMaster enterprises. Franchise agreements made in the course of these businesses are generally for a term of five years. ServiceMaster's renewal history is that most of the franchise agreements which expire in any given year are renewed.

CORPORATE OBJECTIVES

  ServiceMaster considers its people to be one of its greatest strengths, particularly given the importance of a motivated, trained labor force in the service industries in which it competes. A core objective of the Company is to help people at all levels develop and realize their full potential. The Company's commitment to people is based on its four corporate objectives: To honor God in all we do; To help people develop; To pursue excellence; and To grow profitably.

                                  MANAGEMENT

  The following table sets forth: (i) the names and ages (as of March 31, 1998) of the present executive officers of the Company; (ii) all positions presently held by each officer; and (iii) the year each person became an officer of the Company. Each person named has served as an officer of the Company and its predecessor company continuously since the year shown. There are no arrangements or understandings between any executive officer and any other person pursuant to which the officer was or is to be selected as an officer.

                                                                                    FIRST
                                                                                    BECAME
NAME                     AGE PRESENT POSITION                                     AN OFFICER
----                     --- ----------------                                     ----------
C. William Pollard......  59 Chairman and Director                                   1977
Carlos H. Cantu.........  64 President and Chief Executive Officer and Director      1986
Charles W. Stair........  57 Vice Chairman and Director                              1973
Phillip B. Rooney.......  53 Vice Chairman and Director                              1997
Ernest J. Mrozek........  44 President and Chief Operating Officer, Consumer         1987
                             Services(1)
Robert F. Keith.........  41 President and Chief Operating Officer, Management       1986
                             Services(1)
Robert D. Erickson......  54 Executive Vice President(1)                             1976
Brian D. Oxley..........  47 Executive Vice President(1)                             1983
Vernon T. Squires.......  63 Senior Vice President and General Counsel               1987
Steven C. Preston.......  37 Senior Vice President and Chief Financial Officer(1)    1997
Eric R. Zarnikow........  38 Vice President and Treasurer                            1994
Deborah A. O'Connor.....  35 Vice President and Controller                           1993

--------
(1) Such executive officer also serves as a Senior Management Advisor. The By-Laws of the Company provide that the Board of Directors may appoint officers of the Company or a subsidiary and other persons having a special relationship to ServiceMaster to serve as Senior Management Advisers. Senior Management Advisers attend the meetings of the Board and advise the Board but do not have the power to vote. The Board has determined that providing a greater number of officers the opportunity to advise and interact with the Board is in the best interest of ServiceMaster as well as the individual officers. The Senior Management Advisers receive no special compensation for their services in this capacity.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of March 31, 1998, and as adjusted to reflect the sale of the Common Stock being offered hereby by the Company and the Selling Stockholders. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated by the Commission under the Exchange Act.

                               SHARES                      SHARES
                            BENEFICIALLY                BENEFICIALLY
                             OWNED PRIOR     NUMBER      OWNED AFTER        SHARES
                            TO OFFERINGS    OF SHARES   OFFERINGS(1)      SUBJECT TO
                          -----------------   BEING   ----------------- OVER-ALLOTMENT
  SELLING STOCKHOLDERS     NUMBER   PERCENT  OFFERED   NUMBER   PERCENT    OPTIONS
  --------------------    --------- ------- --------- --------- ------- --------------
Glendal, Inc.(2)........  3,324,168   1.8     844,157 2,480,011   1.3      655,843
G. Walter Hansen
 Charitable Trust dated
 12/18/86...............    933,600     *     318,252   615,348     *      288,588
Kenneth N. Hansen, Jr.
 Charitable Trust dated
 12/18/86...............    627,954     *     214,061   413,893     *      194,109
Kenneth N. Hansen, Sr.
 and Kenneth N. Hansen,
 Jr. Charitable
 Remainder Unitrust(3)..    202,500     *      76,924   125,576     *       59,763
Darlene K. Hansen
 Charitable Trust dated
 12/18/86...............    202,500     *      69,030   133,470     *       62,595
G. Walter and Darlene
 Hansen Charitable Trust
 dated 1/22/98..........    100,519     *     100,519       --      *          --
Vincent C. Nelson 1998
 Charitable Remainder
 Unitrust(3)............     70,000     *      39,394    30,606     *       30,606
ServiceMaster Profit
 Sharing, Savings and
 Retirement Plan(4).....  7,718,039   4.1   3,000,000 4,718,039   2.4          --
Wessner Foundation(5)...  1,012,500     *     137,663   874,837     *      262,337
David K. and Patricia T.
 Wessner, as joint
 tenants(5).............    486,291     *     100,000   386,291     *          --
Wessner Investments,
 Inc.(5) ...............    463,747     *     100,000   363,747     *          --

--------
*Indicates less than 1%.
(1) Assumes the over-allotment options granted to the Underwriters by certain of the Selling Stockholders are not exercised.
(2) Dallen W. Peterson, a Director of the Company, is President and a stockholder of Glendal, Inc. ("Glendal"). As a result, Mr. Peterson may be deemed to be the beneficial owner of such shares of Common Stock held by Glendal.
(3) Vincent C. Nelson, a Director of the Company, serves as the sole trustee of such trust. In such capacity, Mr. Nelson has the sole voting and investment power with respect to such shares of Common Stock held by the trust. As a result, Mr. Nelson may be deemed to be the beneficial owner of such shares of Common Stock held by the trust. Mr. Nelson may also be deemed to be the beneficial owner of an additional 274,869 shares of Common Stock, including shares held in trust for the benefit of himself and/or family members and shares that may be acquired within sixty days under outstanding stock options held by Mr. Nelson.
(4) The Bank of New York is the trustee (the "Trustee") for the ServiceMaster Profit Sharing, Savings and Retirement Plan (the "Retirement Plan"). With respect to shares of Common Stock, the

   Trustee acts at the direction of the Board of Directors of the Company. As of March 31, 1998, shares of Common Stock represented approximately 84 percent of the value of the assets held by the Retirement Plan.
(5) David K. Wessner is a Director of the Company. Mr. Wessner serves as a director and President of Wessner Foundation and is a shareholder and one of four directors of Wessner Investments, Inc. As a result, Mr. Wessner may be deemed to be the beneficial owner of the shares of Common Stock held by such entities. Mr. Wessner disclaims beneficial ownership of the shares of Common Stock held by the Wessner Foundation. Mr. Wessner may also be deemed to be the beneficial owner of an additional 75,605 shares of Common Stock, including shares that may be acquired within sixty days under outstanding stock options held by Mr. Wessner.

  The Selling Stockholders will be responsible for their pro rata portion of the registration fee and underwriting discount and for any legal fees which they may incur in connection with the Offerings. The Company has agreed to pay all other expenses associated with the Offerings.

                         DESCRIPTION OF CAPITAL STOCK

  Under the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), the Company is authorized to issue 1,000,000,000 shares of Common Stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of December 31, 1997, 186,629,000 shares of Common Stock (excluding treasury shares) were issued and outstanding and no shares of Preferred Stock were issued and outstanding. In addition, as of December 31, 1997, the Company had 10,464,000 shares of Common Stock reserved for issuance under the Company's equity incentive plans. The number of authorized shares of Preferred Stock includes 1,000,000 authorized shares of Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock") issuable pursuant to the rights agreement dated as of December 15, 1997 between the Company and Harris Trust and Savings Bank (the "Rights Plan"), none of which were outstanding as of December 31, 1997. See "--Stock Purchase Rights".

COMMON STOCK

  Subject to the rights of the holders of any Preferred Stock, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. The outstanding Common Stock is, and the shares of Common Stock offered hereby by the Company will be, fully paid and non-assessable.

  Harris Trust and Savings Bank of Chicago, Illinois is the registrar and transfer agent for the Common Stock.

STOCK PURCHASE RIGHTS

  Each outstanding share of Common Stock includes, and each share of Common Stock offered hereby will include, one preferred stock purchase right (individually a "Right" and collectively the "Rights") provided under the Rights Plan. Each Right entitles the holder, until the earlier of December 11, 2007 or the redemption of the Rights, to buy one one-thousandth of a share of Series A Preferred Stock at a price of $130 per one one-thousandth of a share (as may be adjusted to reflect stock splits since the issuance of the Rights). The Series A Preferred Stock is nonredeemable and will have 1,000 votes per share (subject to adjustment). The Company has reserved 1,000,000 shares of Series A Preferred Stock for issuance upon exercise of such Rights.

  In the event that any person becomes the beneficial owner of 15% or more of the Company's Common Stock, the Rights (other than Rights held by the acquiring stockholder) would become exercisable for that number of shares of the Common Stock having a market value of two times the exercise price of the Right. Furthermore, if after any person becomes the beneficial owner of 15% or more of the Company's Common Stock the Company is acquired in a merger or other business combination or 50% or more of its assets or earnings power were sold, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of Common Stock (or securities of the surviving company in a business combination) having a market value of two times the exercise price of the Right.

  The Company may redeem the Rights at one cent per Right prior to the occurrence of an event that causes the Rights to become exercisable for Common Stock.

  One Right will be issued in respect of each share of Common Stock issued before the earlier of December 11, 2007 or the redemption of the Rights. As of the date of this Prospectus, the Rights are not exercisable, certificates representing the Rights have not been issued and the Rights automatically trade with the shares of Common Stock. The Rights will expire on December 11, 2007, unless earlier redeemed.

PREFERRED STOCK

  Shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to determine and alter all rights, preferences and privileges and qualifications, limitations and restrictions thereof (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, to determine whether fractional shares can be issued in any particular series and, if so, the nature of the fractional interests which can be issued in that series, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. In case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE AND BY-LAWS

  The following summary of certain provisions of the Restated Certificate and By-Laws of the Company (the "By-Laws") does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate and the By-Laws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

  CLASSIFICATION OF DIRECTORS. The Company's Restated Certificate and By-Laws provide that its Board of Directors shall be divided into three classes, each class being as nearly equal in number as reasonably practicable, and that at each annual meeting of the Company's stockholders, the successors to the Directors whose terms expire that year shall be elected for a term of three years. The number of Directors is fixed by the affirmative vote of the majority of the Directors then in office, but may not be less than three. Newly created Directorships and any vacancies on the Board of Directors are filled by a majority vote of the remaining Directors then in office, even if less than a quorum. Except in certain limited circumstances, no Director may be removed from the Board prior to the time such person's term would expire unless (i) such removal is for cause and (ii) such removal has been approved by the affirmative vote of the holders of 67% of the outstanding voting shares of the Company. The Restated Certificate requires that a majority of the members of the Board be "independent directors," which is defined to generally include any person (i) who is not and has not been employed by any ServiceMaster unit within one year; (ii) is not a "Related Person" (as hereinafter defined) and has not been employed by a Related Person within one year; (iii) is not a party to any agreement, requirement or arrangement under which such person may be obligated to act in his or her capacity as a Director in accordance with instructions provided by any person who is not independent (including, but not limited to, a Related Person); and (iv) is not subject to any relationship, arrangement or circumstance (including any relationship with a Related Person) which, in the judgment of a majority of the independent Directors (the "Independent Board Majority") is reasonably possible will interfere with such person's exercise of independent judgment as a Director.

  SPECIAL MEETINGS. The By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The By-Laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting.

  APPROVAL OF CERTAIN BUSINESS COMBINATIONS. The Restated Certificate provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of the Common Stock held by stockholders other than a "Related Person" (any person or entity which, together with its affiliates and associates, beneficially owns in the aggregate 15% or more of the outstanding Common Stock and any affiliate or associate of such person or entity) is required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Company with any Related Person; provided, that the foregoing 80% voting requirement is not applicable if an "Independent Board Majority" (a majority of the group comprised of all individuals who are independent sitting directors) either (a) has expressly approved in advance the acquisition of the outstanding shares of Common Stock that caused such Related Person to become a Related Person or (b) has expressly approved such Business Combination either in advance of or subsequent to such Related Person's having become a Related Person. The term "Business Combination" is defined under the Restated Certificate to mean (a) any merger or consolidation of the Company or a subsidiary of the Company with or into a Related Person;
(b) any sale, lease, exchange, transfer or other disposition of all or any substantial part (as defined in the Restated Certificate) of the assets either of the Company (including without limitation any voting securities of a subsidiary) or of a subsidiary of the Company to a Related Person; (c) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (d) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary of the Company; (e) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person;
(f) any recapitalization that would have the effect of increasing the voting power of a Related Person; and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of a Business Combination.

  ACTION BY WRITTEN CONSENT. The By-Laws provide that a holder of Common Stock or any other class of stock at any time issued by the Company shall not have the right to take action by written consent. Rather, stockholders shall only have the right to act with respect to any particular issue at a meeting of stockholders at which that issue is properly up for a vote by stockholders.

  STOCKHOLDER PROPOSALS. Stockholders are only entitled to make proposals to be voted upon by stockholders at an annual meeting if they comply with certain procedures set forth in the By-Laws, which require, among other things, that the proposing stockholder must deliver a written notice identifying such proposal to the office of the Company's General Counsel at the Company's headquarters no later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. At a special stockholders meeting, a stockholder's proposal will be timely for that meeting if it is actually delivered to the General Counsel's office at the Company's headquarters no later than the close of business on the 10th day following the day on which the Company first publicly announced the date of the special meeting and that a vote by stockholders will be taken at that meeting. Such stockholder's proposal notice must: (i) contain a description of the proposal, the reasons for the proposal and any material interest in such proposal by the proposing stockholder or the beneficial owner of the stockholder's record shares; (ii) contain an affirmation by the proposing stockholder that the stockholder satisfies the requirements specified in the By-Laws for presentation of such proposal; and (iii) as to the stockholder making the proposal and the beneficial owner, if any, on whose behalf the proposal is made (x) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner and the telephone number at which each may be reached during normal business hours through the time for which the meeting is scheduled and (y) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner.

  AMENDMENTS TO THE RESTATED CERTIFICATE. The Restated Certificate provides that no change in the Restated Certificate shall be effective unless it shall have been approved by at least 80% of the Company's sitting directors and shall have received such other approvals as may have been required by the Company's By-Laws or by applicable law.

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company (or its majority-owned subsidiaries) for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the Company's Board of Directors and approved at a meeting of stockholders by the Affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Vernon T. Squires, Senior Vice President and General Counsel. As of December 31, 1997, Mr. Squires held 322,821 shares of Common Stock and options to purchase an aggregate of 90,000 shares of Common Stock. Certain legal matters in connection with the Offerings will be passed upon by Kirkland & Ellis, Chicago, Illinois (a partnership that includes professional corporations) and for the U.S. Underwriters and the International Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The financial statements and schedule of the Company included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and included and incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
THE SERVICEMASTER COMPANY (AND PREDECESSOR)
Report of Independent Public Accountants.................................. F-2
Summary of Significant Accounting Policies................................ F-3
Statements of Income for the years ended December 31, 1997, December 31,
 1996 and December 31, 1995............................................... F-5
Statements of Financial Position as of December 31, 1997 and December 31,
 1996..................................................................... F-6
Statements of Cash Flows for the years ended December 31, 1997, December
 31, 1996 and December 31, 1995........................................... F-7
Statements of Shareholders' Equity for the years ended December 31, 1997,
 December 31, 1996 and December 31, 1995.................................. F-8
Notes to Consolidated Financial Statements for the years ended December
 31, 1997, December 31, 1996 and December 31, 1995........................ F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of The ServiceMaster Company

  We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

                                          Chicago, Illinois,
                                          January 26, 1998

                           THE SERVICEMASTER COMPANY

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20 percent, but less than 50 percent, are accounted for under the equity method. Certain immaterial 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

  Revenues: Revenues from lawn care, termite, and pest control services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

  Home warranty contract fees are recognized as revenues ratably over the life of the contract. Customers' coverage under home warranty contracts is on a "claims made" basis and contract costs are expensed as incurred.

  Revenues from management services are recognized as services are rendered and consist of contract fees which reflect the total price of such services. Where the Company principally uses people who are employees of the facility, the payroll costs for such employees are charged to the Company by the facility and are included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company.

  Revenues from the professional employer organization (PEO) are also recognized as the services are rendered. Consistent with PEO industry practice, revenues include the gross amount billed to clients which includes payroll and other direct costs.

  Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than 3 percent of the inventory value at December 31, 1997. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

  Depreciation and Amortization: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from 3 to 10 years. Intangible assets consist primarily of trade names ($183 million), covenants not to compete ($34 million) and goodwill ($1.3 billion). These assets are amortized on a straight-line basis over their estimated useful lives as follows: trade names 40 years; covenants not to compete--10 to 20 years; and goodwill--40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems have been indicated by these comparisons. If the undiscounted future cash flows had been less than the carrying amount of the asset, an impairment loss would have been recognized based on the asset's fair value, and the carrying amount of the asset would have been reduced accordingly.

                           THE SERVICEMASTER COMPANY

  Income Taxes: The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

  Earnings Per Share: The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share and is based on the weighted average number of common shares outstanding during the year. Shares potentially issuable under options and convertible debentures which are dilutive in nature have been considered outstanding for purposes of the diluted earnings per share calculation.

                           THE SERVICEMASTER COMPANY

                             STATEMENTS OF INCOME

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
Operating Revenue.......................... $3,961,502  $3,458,328  $3,202,504
Operating Costs and Expenses:
  Cost of services rendered and products
   sold....................................  3,058,160   2,681,008   2,499,700
  Selling and administrative expenses......    559,409     482,102     450,937
                                            ----------  ----------  ----------
    Total operating costs and expenses.....  3,617,569   3,163,110   2,950,637
                                            ----------  ----------  ----------
Operating Income...........................    343,933     295,218     251,867
Non-operating Expense (Income):
  Interest expense.........................     76,447      38,298      35,855
  Interest and investment income...........    (14,304)    (10,183)     (7,310)
  Minority interest, including General
   Partners' 2 percent interest which
   totaled $5,362 in 1997, $4,977 in 1996,
   and $3,505 in 1995......................      7,511      14,706      45,715
                                            ----------  ----------  ----------
Income before Income Taxes.................    274,279     252,397     177,607
Provision for income taxes (1).............     10,203       7,257       5,588
Tax benefit relating to change in tax
status.....................................     65,000         --          --
                                            ----------  ----------  ----------
    Net Income (1)......................... $  329,076  $  245,140  $  172,019
                                            ==========  ==========  ==========
Pro Forma Information:
  Income before Income Taxes............... $  274,279  $  252,397  $  177,607
  Corporate provision for income taxes (1).    110,809     101,968      71,753
                                            ----------  ----------  ----------
    Net Income............................. $  163,470  $  150,429  $  105,854
                                            ==========  ==========  ==========
Basic Net Income Per Share (1 and 2)....... $     0.86  $     0.71  $     0.61
Diluted Net Income Per Share (1 and 2)..... $     0.82  $     0.69  $     0.59

--------
(1) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal and state income taxes, as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in 1997, 1996 and 1995. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pretax earnings.The Company's historical net income per share as a Partnership was as follows:

                                                BEFORE ONE-
                                             TIME TAX BENEFIT       ACTUAL
                                             ----------------- -----------------
                                             1997  1996  1995  1997  1996  1995
                                             ----- ----- ----- ----- ----- -----
      Basic................................. $1.39 $1.16 $0.99 $1.73 $1.16 $0.99
      Diluted............................... $1.33 $1.12 $0.95 $1.66 $1.12 $0.95

(2) The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. Basic earnings per share are calculated based on 190,629 shares in 1997, 211,587 shares in 1996 and 173,588 shares in 1995 while diluted earnings per share are calculated based on 199,760 shares in 1997, 220,286 shares in 1996 and 182,135 shares in 1995. All share and per share data reflect the three-for-two share splits in June 1997 and June 1996.

 See accompanying Summary of Significant Accounting Policies and Notes to the
                      Consolidated Financial Statements.

                           THE SERVICEMASTER COMPANY

                        STATEMENTS OF FINANCIAL POSITION

                                                              AS OF DECEMBER 31,
                                                             ----------------------
                           ASSETS                               1997        1996
                           ------                            ----------  ----------
                                                                (IN THOUSANDS)
Current Assets:
  Cash and cash equivalents................................. $   64,876  $   72,009
  Marketable securities.....................................     59,248      42,404
  Receivables, less allowances of $32,221 in 1997 and
   $26,287 in 1996..........................................    299,138     270,401
  Inventories...............................................     48,157      43,529
  Prepaid expenses and other assets.........................    122,665      70,991
                                                             ----------  ----------
      Total current assets..................................    594,084     499,334
                                                             ----------  ----------
Property, Plant, and Equipment, at Cost:
  Land and buildings........................................     46,632      47,536
  Equipment.................................................    316,021     273,177
                                                             ----------  ----------
                                                                362,653     320,713
  Less: accumulated depreciation............................    204,383     174,313
                                                             ----------  ----------
      Net property, plant, and equipment....................    158,270     146,400
                                                             ----------  ----------
Other Assets:
  Intangible assets, primarily trade names and goodwill,
   less accumulated amortization of $218,293 in 1997
   and $170,623 in 1996.....................................  1,563,309   1,098,466
  Notes receivable, long-term securities, and other assets..    159,561     102,641
                                                             ----------  ----------
      Total Assets.......................................... $2,475,224  $1,846,841
                                                             ==========  ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current Liabilities:
  Accounts payable.......................................... $   84,673  $   66,025
  Accrued liabilities:
    Payroll and related expenses............................     85,315      69,136
    Insurance and related expenses..........................     55,909      43,675
    Other...................................................    129,443      92,756
  Deferred revenues.........................................    181,298     138,339
  Current portion of long-term obligations..................     21,539      15,621
                                                             ----------  ----------
      Total current liabilities.............................    558,177     425,552
                                                             ----------  ----------
Long-Term Debt..............................................  1,247,845     482,315
Other Long-Term Obligations.................................    144,764     125,299
Commitments and Contingencies (see Notes)
Minority and General Partners' Interests
 including General Partners' interest of $1,604 in 1996.....        --       16,908
Shareholders' Equity:
  Partnership equity........................................        --      862,625
  Common stock $0.01 par value, authorized 1 billion shares;
   issued and outstanding 186,629 shares....................      1,866         --
  Additional paid-in capital................................    519,424         --
  Retained earnings.........................................     65,000         --
  Restricted stock..........................................     (4,270)     (5,858)
  Treasury stock............................................    (57,582)    (60,000)
                                                             ----------  ----------
      Total shareholders' equity............................    524,438     796,767
                                                             ----------  ----------
      Total Liabilities and Shareholders' Equity............ $2,475,224  $1,846,841
                                                             ==========  ==========

  See accompanying Summary of Significant Accounting Policies and Notes to the
                       Consolidated Financial Statements.

                           THE SERVICEMASTER COMPANY

                            STATEMENTS OF CASH FLOWS

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1997       1996       1995
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
Cash and Cash Equivalents at January 1........ $  72,009  $  23,113  $  14,333
Cash Flows from Operations:
  Net Income..................................   329,076    245,140    172,019
    Adjustments to reconcile net income to net
     cash provided from operations:
      Depreciation............................    45,392     41,658     38,332
      Amortization............................    47,670     37,348     27,656
      Deferred tax asset recorded upon
       reincorporation........................   (65,000)       --         --
    Change in working capital, net of
     acquisitions:
      Receivables.............................    (6,853)   (19,084)   (28,503)
      Inventories and other current assets....   (14,210)   (12,666)   (16,209)
      Accounts payable........................     5,603     10,302     10,773
      Deferred revenues.......................    30,012     17,602     19,691
      Accrued liabilities.....................       (82)    13,140     24,287
    Minority interest and other, net..........       281      7,946     49,379
                                               ---------  ---------  ---------
        Net Cash Provided from Operations.....   371,889    341,386    297,425
                                               ---------  ---------  ---------
Cash Flows from Investing Activities:
  Property additions..........................   (46,232)   (42,952)   (44,624)
  Business acquisitions, net of cash acquired.  (233,689)   (58,473)   (42,763)
  Net purchases of investment securities......   (16,753)   (20,075)    (6,820)
  Payments to sellers of acquired businesses..    (4,723)    (3,742)    (2,908)
  Sale of equipment and other assets..........     4,134      2,664      2,250
  Notes receivable and financial investments..    (3,593)     3,304    (12,250)
  Proceeds from sale of businesses............       --       4,526     23,255
                                               ---------  ---------  ---------
        Net Cash Used for Investing
         Activities...........................  (300,856)  (114,748)   (83,860)
                                               ---------  ---------  ---------
Cash Flows from Financing Activities:
  Long-term borrowings, net...................   888,528    123,732     96,067
  Payment of borrowings and other obligations.  (160,155)   (82,857)   (85,945)
  Purchase of ServiceMaster shares............  (657,191)   (76,556)   (58,500)
  Distributions to shareholders and
   shareholders' trust........................  (155,883)  (146,520)  (127,070)
  Proceeds from employee share option plans...     6,526      6,835      3,183
  Distributions to holders of minority
   interests..................................      (542)    (3,074)   (32,794)
  Other.......................................       551        698        274
                                               ---------  ---------  ---------
        Net Cash Used for Financing
         Activities...........................   (78,166)  (177,742)  (204,785)
                                               ---------  ---------  ---------
Cash Increase (Decrease) During the Year......    (7,133)    48,896      8,780
                                               ---------  ---------  ---------
Cash and Cash Equivalents at December 31...... $  64,876  $  72,009  $  23,113
                                               =========  =========  =========

  See accompanying Summary of Significant Accounting Policies and Notes to the
                       Consolidated Financial Statements.

                           THE SERVICEMASTER COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                               CORPORATE EQUITY
                          --------------------------
                                 ADDITIONAL           LIMITED
                          COMMON  PAID-IN   RETAINED PARTNERS'  TREASURY  RESTRICTED   TOTAL
                          STOCK   CAPITAL   EARNINGS  EQUITY     SHARES     SHARES    EQUITY
                          ------ ---------- -------- ---------  --------  ---------- ---------
                                                    (IN THOUSANDS)
Balance, December 31,
 1994...................  $  --   $    --   $   --   $ 364,673  $(48,497)  $(8,910)  $ 307,266
Net income 1995.........     --        --       --     172,019       --        --      172,019
Shareholder
 distributions..........     --        --       --    (127,070)      --        --     (127,070)
Shares issued under
 option, subscription,
 and grant plans and
 other (435 shares).....     --        --       --      13,965     2,431     1,361      17,757
Treasury shares
 purchased and related
 costs (4,883 shares)...     --        --       --         --    (58,500)      --      (58,500)
Shares issued for the
 acquisition of Consumer
 Services minority
 interest (40,741
 shares)................     --        --       --     265,227    91,161       --      356,388
Shares issued for the
 acquisition of the
 TruGreen-ChemLawn
 minority interest
 (6,354 shares) and
 other acquisitions.....     --        --       --      78,800       --        --       78,800
                          ------  --------  -------  ---------  --------   -------   ---------
Balance, December 31,
 1995...................  $  --   $    --   $   --   $ 767,614  $(13,405)  $(7,549)  $ 746,660
Net income 1996.........     --        --       --     245,140       --        --      245,140
Shareholder
 distributions..........     --        --       --    (146,520)      --        --     (146,520)
Shares issued under
 option, subscription,
 and grant plans and
 other (2,453 shares)...     --        --       --      (6,713)    2,506     1,691      (2,516)
Treasury shares
 purchased and related
 costs (5,157 shares)...     --        --       --         --    (76,556)      --      (76,556)
Shares issued for
 acquisitions...........     --        --       --       3,104    27,455       --       30,559
                          ------  --------  -------  ---------  --------   -------   ---------
Balance, December 31,
 1996...................  $  --   $    --   $   --   $ 862,625  $(60,000)  $(5,858)  $ 796,767
Net income 1997.........     --        --    65,000    264,076       --        --      329,076
Shareholder
 distributions..........     --        --       --    (155,883)      --        --     (155,883)
Shares issued under
 option, debentures, and
 grant plans (4,319
 shares) and other......     --        --       --      20,151     3,511     1,588      25,250
Treasury shares
 repurchased from WMX
 (40,741 shares)........     --        --       --    (625,978)      --        --     (625,978)
Treasury shares
 purchased and related
 costs (1,347 shares)...     --        --       --         --    (31,213)      --      (31,213)
Shares issued for the
 acquisition of Barefoot
 Inc. (8,614 shares) and
 other acquisitions.....     --        --       --     156,299    30,120       --      186,419
Conversion to corporate
 form...................   1,866   519,424      --    (521,290)      --        --          --
                          ------  --------  -------  ---------  --------   -------   ---------
Balance, December 31,
 1997...................  $1,866  $519,424  $65,000  $     --   $(57,582)  $(4,270)  $ 524,438
                          ======  ========  =======  =========  ========   =======   =========

--------
All share data reflect the three-for-two share splits in June 1997 and June
1996.

  See accompanying Summary of Significant Accounting Policies and Notes to the
                       Consolidated Financial Statements.

                           THE SERVICEMASTER COMPANY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS UNIT REPORTING

  The business of the Company is conducted through the ServiceMaster Consumer Services, ServiceMaster Management Services, and New Business Development and Parent operating units. The Consumer Services unit provides a variety of specialty services to residential and commercial customers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. Included in this segment for all periods is ServiceMaster Diversified Health Services, which provides management services and other products and services to the long-term care industry and had previously been reported in the New Business Development and Parent unit. The New Business Development and Parent unit includes the newly established ServiceMaster Employer Services, which has been grouped with Parent due to the developmental status of this business. The Employer Services unit provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans. The International operations of the enterprise, which had previously been reported in the New Business Development and Parent operating unit, are now reflected within the Consumer Services and Management Services operating units for all periods.

  Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to Parent based on the revenues or profits of the business unit. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Company's headquarters facility and other investments are included in the identifiable assets of New Business Development and Parent.

                           THE SERVICEMASTER COMPANY

  The following information is presented on a pro forma basis as if the Company had been a taxable corporation in all years and corporate taxes have been allocated to the segments. The 1996 and 1995 information reflects changes made during the year to the royalty and interest expense allocation methodology between Management Services and Parent. The consolidated results were unaffected by these changes.

                                                           NEW
                                                        BUSINESS
                                  CONSUMER  MANAGEMENT DEVELOPMENT
                                  SERVICES   SERVICES  AND PARENT  CONSOLIDATED
                                 ---------- ---------- ----------- ------------
                                                 (IN THOUSANDS)
1997
  Operating revenue............. $1,662,519 $2,113,598  $185,385    $3,961,502
                                 ---------- ----------  --------    ----------
  Operating income..............    234,714     96,067    13,152       343,933
                                 ---------- ----------  --------    ----------
  Non-operating expenses........     27,539      5,028    37,087        69,654
  Income before income taxes....    207,175     91,039   (23,935)      274,279
  Corporate provision for income
   taxes........................     83,699     36,780    (9,670)      110,809
                                 ---------- ----------  --------    ----------
    Pro forma corporate net
     income..................... $  123,476 $   54,259  $(14,265)   $  163,470
                                 ========== ==========  ========    ==========
  Identifiable assets at
   December 31, 1997............ $1,785,932 $  420,185  $269,107    $2,475,224
  Depreciation and amortization
   expense...................... $   63,261 $   26,120  $  3,681    $   93,062
  Capital expenditures.......... $   19,488 $   25,056  $  1,688    $   46,232
1996
  Operating revenue............. $1,461,696 $1,982,687  $ 13,945    $3,458,328
                                 ---------- ----------  --------    ----------
  Operating income..............    185,895     97,264    12,059       295,218
                                 ---------- ----------  --------    ----------
  Non-operating expenses........     14,233      6,249    22,339        42,821
  Income before income taxes....    171,662     91,015   (10,280)      252,397
  Corporate provision for income
   taxes........................     69,352     36,770    (4,154)      101,968
                                 ---------- ----------  --------    ----------
    Pro forma corporate net
     income..................... $  102,310 $   54,245  $ (6,126)   $  150,429
                                 ========== ==========  ========    ==========
  Identifiable assets at
   December 31, 1996............ $1,394,177 $  357,882  $ 94,782    $1,846,841
  Depreciation and amortization
   expense...................... $   52,446 $   23,855  $  2,705    $   79,006
  Capital expenditures.......... $   19,915 $   21,676  $  1,361    $   42,952
1995
  Operating revenue............. $1,289,835 $1,885,926  $ 26,743    $3,202,504
                                 ---------- ----------  --------    ----------
  Operating income..............    155,098     85,390    11,379       251,867
                                 ---------- ----------  --------    ----------
  Non-operating expenses........     15,751      7,964    50,545        74,260
  Income before income taxes....    139,347     77,426   (39,166)      177,607
  Corporate provision for income
   taxes........................     56,296     31,280   (15,823)       71,753
                                 ---------- ----------  --------    ----------
    Pro forma corporate net
     income..................... $   83,051 $   46,146  $(23,343)   $  105,854
                                 ========== ==========  ========    ==========
  Identifiable assets at
   December 31, 1995............ $1,239,599 $  340,194  $ 70,097    $1,649,890
  Depreciation and amortization
   expense...................... $   42,205 $   21,492  $  2,291    $   65,988
  Capital expenditures.......... $   18,563 $   20,611  $  5,450    $   44,624

REINCORPORATION

  Most operations of ServiceMaster and its subsidiary partnerships had been conducted since 1986 free of federal corporate income tax. The Internal Revenue Code would have imposed federal corporate tax on ServiceMaster's operations beginning in 1998. In January 1992, in anticipation of this

                           THE SERVICEMASTER COMPANY
change, the Partnership's shareholders approved a tax-free plan of reorganization to return to corporate form.

  The ServiceMaster Company was created as part of this plan. The reorganization became effective December 26, 1997 and was structured as a merger in which The ServiceMaster Company became the successor entity through which the public now invests in ServiceMaster. (The term "the Company" or "ServiceMaster" is used to collectively refer to the Partnership and its successor corporation, The ServiceMaster Company.) At the time of reincorporation each outstanding limited partnership share was converted into one share of $0.01 par value common stock. No federal income taxes were imposed on the shareholders of the Partnership as a result of the reincorporation.

  Pro forma information has been presented in the accompanying financial statements in order to compare the continuing results of operations as if the Company had been a taxable entity in 1997, 1996 and 1995. The pro forma provision has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings. Management currently estimates that the effective tax rate in the years following reincorporation will also be approximately 40 percent. This estimate may differ from the actual effective tax rate following reincorporation due to changes in circumstances, statutory tax rates, acquisitions, etc.

  Prior to December 26, 1997, The ServiceMaster Limited Partnership held as its only asset a 99 percent interest in the profits, losses, and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owned and operated the ServiceMaster business. The Managing General Partner was ServiceMaster Management Corporation, which held a one percent interest in the income of both Partnerships. As a result of the reorganization, The ServiceMaster Company owns all of the general and limited partnership interests in the Partnership. No payment or equity issuance was made to the Managing General Partner in connection with the reorganization except for the pay out of any income allocated to its capital account prior to reincorporation.

INCOME TAXES

  Prior to reincorporation, the Partnership (a publicly-traded partnership for federal and state income tax purposes) was not directly subject to income taxes. Since December 31, 1986 most of ServiceMaster's income or loss was allocated directly to its partners. However, the Partnership had certain subsidiaries which operated in corporate form, including American Home Shield, its home health care businesses, and certain international operations. These corporate form subsidiaries were subject to normal federal and state corporate income taxes. Additionally, several of the Partnership's subsidiaries were subject to state partnership business taxes and foreign business and income tax payments which account for a significant portion of the provision for income taxes that was previously reflected in the Partnership's consolidated income statement.

  As a result of the reincorporating merger, the Company recognized a step-up in the tax basis of certain assets, that will be amortized against the taxable income of the surviving enterprise in future years. As the reincorporation was structured as a merger of affiliated entities, it did not have an impact on the "book basis" of ServiceMaster's assets which are reflected in the accompanying audited financial statements. As a result of the reincorporation, the Company recorded deferred tax assets that represent the difference between the book and tax basis of the enterprise. This resulted in the recognition of deferred tax assets on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual benefit to the Company of the basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of cash tax payments exceeding $25 million per annum for 15 years.

                           THE SERVICEMASTER COMPANY

  The pro forma provision for income taxes estimated at 40 percent differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax earnings primarily as a result of state income taxes, net of the federal tax benefit.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable income. The Company's deferred taxes include the deferred taxes created upon the conversion to corporate form as well as the deferred taxes of the Company's subsidiaries which already operated in corporate form prior to the Company's conversion. Significant components of the Company's deferred tax assets at December 31, 1997 are as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
      Deferred tax assets:
        Current:
          Accounts receivable allowance..........................    $12,000
          Accrued expenses.......................................     21,500
        Long-Term:
          Long-term assets.......................................      5,000
          Insurance expenses.....................................     33,100
                                                                     -------
      Net deferred tax assets....................................    $71,600
                                                                     =======

ACQUISITIONS AND SALES

  Acquisitions have been accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair market values as of the acquisition dates.

  On February 24, 1997, the Company acquired Barefoot Inc., the second largest professional residential lawn care services company in the United States. The Company paid approximately $237 million by issuing 8.6 million shares and paying $91 million in cash in exchange for all of the Barefoot stock. The excess of the consideration paid over the fair value of the Barefoot business of $254 million was recorded as goodwill which is being amortized on a straight-line basis over 40 years.

  On December 31, 1995, ServiceMaster completed a transaction with Waste Management Inc. (WMX) in which WMX contributed its 27.76 percent interest in Consumer Services to ServiceMaster and, in exchange, the Partnership issued approximately 40.7 million unregistered shares and an option to purchase approximately 2.8 million additional shares. This transaction represented a negotiated acceleration of a conversion right previously held by WMX that was first exercisable beginning in 1996. The unregistered shares and the option included a number of voting and trading restrictions, including significant limitations on open market sales, with the Company retaining a right of first refusal. The shares issued to WMX were valued based upon the average market price of unrestricted Company shares at the time the transaction was agreed to and announced, adjusted to reflect the significant voting and trading restrictions on the shares and other considerations. The valuation of these shares issued to WMX was determined in part based on a review performed by an international investment banking firm. The transaction generated approximately $239 million of intangible assets, primarily trade names and goodwill, which are being amortized on a straight-line basis over 40 years.

                           THE SERVICEMASTER COMPANY

  On April 1, 1997, the Partnership completed the repurchase of all the restricted shares and the option issued to WMX for $626 million.

  The following schedule represents the unaudited pro forma consolidated results of operations (after reincorporation tax adjustments) as if the Barefoot acquisition and the WMX share repurchase had taken place at the beginning of each period indicated:

                                                              1997       1996
                                                           ---------- ----------
                                                           (IN THOUSANDS, EXCEPT
                                                              PER SHARE DATA)
      Operating revenue................................... $3,962,729 $3,562,242
      Operating income.................................... $  342,282 $  320,479
      Net income.......................................... $  153,295 $  132,680
      Basic EPS........................................... $     0.84 $     0.74
      Diluted EPS......................................... $     0.81 $     0.71

  During 1997, the Company made several smaller acquisitions which included Certified Systems, Inc., one of the nation's largest professional employer organizations, Orkin's lawn care and plantscaping division and several other lawn care and pest control businesses. The Company also purchased the minority interests of Management and Diversified Health Services for a combination of cash and Company shares, totaling approximately $25 million. The aggregate fair market value of the assets acquired less liabilities assumed for these smaller acquisitions was $196 million, including approximately $267 million of intangible assets, primarily goodwill.

  During 1996, the Company acquired Premier, a provider of management services to the automotive industry, and several other smaller companies, predominately pest control, lawn care and pharmacy management businesses. The aggregate fair value of assets acquired less liabilities assumed was $91 million, including approximately $96 million of intangible assets which are being amortized on a straight-line basis over 40 years.

  In January 1995, Consumer Services acquired the 15 percent minority interest in TruGreen-ChemLawn in exchange for Partnership shares valued at $71 million. This consideration represented 6.4 million shares valued at the quoted market price of the shares at the time of the transaction. In February 1995, the Company sold 80 percent of the Education Food Service business to DAKA International, Inc. for $20 million. The gain realized on the sale was not material to the overall results for the year.

  Supplemental cash flow information regarding the Company's acquisitions is as follows:

                                                  1997       1996      1995
                                                ---------  --------  ---------
                                                       (IN THOUSANDS)
      Fair value of assets acquired............ $ 590,600  $134,377  $ 502,430
      Less liabilities assumed.................  (157,741)  (43,781)   (24,246)
                                                ---------  --------  ---------
      Net assets acquired......................   432,859    90,596    478,184
      Less shares issued.......................  (186,419)  (30,559)  (435,188)
      Less cash acquired.......................   (12,751)   (1,564)      (233)
                                                ---------  --------  ---------
      Business acquisitions, net of cash
       acquired................................ $ 233,689  $ 58,473  $  42,763
                                                =========  ========  =========

                           THE SERVICEMASTER COMPANY

LONG-TERM DEBT

  Long-term debt includes the following:

                                       1997       1996
                                    ----------  --------
                                      (IN THOUSANDS,
                                          EXCEPT
                                      PER SHARE DATA)
      Notes Payable:
        6.65%, maturing in 2002-
         2004.....................  $   70,000  $ 70,000
        8.38%, maturing in 1998-
         2001.....................      40,000    50,000
        10.57%, maturing in 1998-
         2000.....................      27,000    36,000
        10.81%, maturing in 2000-
         2002.....................      55,000    55,000
        7.40%, maturing in 2006...     125,000   125,000
        6.95%, maturing in 2007...     100,000       --
        7.45%, maturing in 2027...     200,000       --
        7.47%, refinanced in 1997.         --     50,000
        9%, convertible at $5.74
         per share................         --     18,300
        6%, subordinated,
         convertible at $8.30 per
         share....................       3,581     3,581
        Revolving credit
         facilities...............     550,000       --
        Other.....................      98,803    90,055
        Less current portions.....     (21,539)  (15,621)
                                    ----------  --------
          Total long-term debt....  $1,247,845  $482,315
                                    ==========  ========

  The Company is party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.

  On July 28, 1997, ServiceMaster filed a Form S-3 shelf registration statement with the Securities and Exchange Commission providing for the sale of up to $950 million in either unsecured senior debt securities or equity interests. On August 14, 1997 the Company successfully completed the issuance of two tranches of debt. The first tranche, $100 million of 6.95 percent notes, was priced to yield 6.99 percent and is due August 15, 2007. The second tranche, $200 million of 7.45 percent notes, was priced to yield 7.47 percent and is due August 15, 2027. Subsequent to year end, the Company completed a $300 million dual-tranche offering of unsecured senior notes consisting of $150 million, 7.10 percent notes due March 1, 2018 and $150 million, 7.25 percent notes due March 1, 2038. The net proceeds were used to reduce borrowings under bank credit facilities thereby reducing the Company's exposure to short-term interest rate fluctuations. Proceeds from future offerings will be used for general corporate purposes, which may include repayment of debt, repurchase of shares, acquisitions, capital expenditures and working capital requirements. No decision has been made relating to the potential future sale of other securities from the shelf. Any future decisions will depend on the Company's capital needs and market conditions at the time.

  In September 1996, the Company completed a $125 million private placement of debt at an overall interest rate of 7.40 percent. Proceeds were used to pay down the bank revolving credit facility.

  The Company has a $1 billion multi-currency revolving credit agreement, dated April 1, 1997, which includes a 364-day revolving credit facility of $250 million with a five-year revolving credit facility of $750 million and a one-year term loan option (two-year total term). The line of credit may be used for general Company purposes. The revolving credit facility had $450 million of unused commitment as of December 31, 1997.

                           THE SERVICEMASTER COMPANY

  Interest paid was $63 million in 1997, $34 million in 1996, and $34 million in 1995. Average rates paid on the revolving credit facilities were 5.98 percent in 1997 and 5.62 percent in 1996. Future scheduled long-term debt payments are $19 million in 1999, $37 million in 2000, $28 million in 2001 and $32 million in 2002. The $19 million of notes payable due in 1998 are expected to be refinanced by the long-term revolving credit facility in 1998 and therefore are not considered current liabilities.

  Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.3 billion.

  Future long-term noncancelable operating lease payments are $30.1 million in 1998, $21.7 million in 1999, $15.1 million in 2000, $8.4 million in 2001, $4.7 million in 2002, and $6.9 million thereafter. Rental expense for 1997, 1996, and 1995 was $83.9 million, $74.8 million, and $65.4 million, respectively.

EMPLOYEE BENEFIT PLANS

  Contributions to qualified profit sharing plans were made in the amount of $8.2 million in 1997, $6.9 million in 1996, and $6.2 million in 1995. Under the Employee Share Purchase Plan, the Company contributed $1.1 million in 1997, $1.0 million in 1996, and $0.8 million in 1995. These funds defrayed part of the cost of the shares purchased by employees.

CASH AND MARKETABLE SECURITIES

  Marketable securities held at December 31, 1997 and 1996, with a maturity of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. Marketable securities available for current operations are classified as current assets while securities held for noncurrent uses are classified as long-term. The Company's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1997, the aggregate market value of the Company's short- and long-term investments in equity securities was $87 million and the aggregate cost basis was $73 million. There has been no material participation in derivative trading securities in 1997 or 1996. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized. Gross gains and losses on such sales were not material in 1997, 1996 or 1995.

  Interest and dividend income received on cash and marketable securities was $8.3 million, $8.0 million, and $6.8 million in 1997, 1996, and 1995, respectively.

SHAREHOLDERS' EQUITY

  The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. Upon reincorporation, all Limited Partners' equity was transferred to common stock and additional paid-in capital. Earnings after the reincorporation reflect only the tax benefit attributable to the conversion, all other earnings for the year have been included in Limited Partners' equity. The shares underlying the obligations and rights relating to the employee option plans were also converted from partnership shares to corporate stock on a one-for-one basis.

                           THE SERVICEMASTER COMPANY

  In 1997, the Company filed a $950 million shelf registration statement with the Securities and Exchange Commission for the sale of unsecured senior debt securities and equity interests. No decision has been made relating to the potential sale of equity securities from the shelf. Any future decision regarding the sale of securities from the shelf will depend on the Company's capital needs and market conditions at the time. On April 1, 1997, the Company bought WMX's entire ownership interest in ServiceMaster for approximately $626 million. This transaction resulted in the Company acquiring the 40.7 million Company shares held by WMX and canceling WMX's option to purchase an additional 2.8 million Company shares.

  As of December 31, 1997 there were 10,464,000 Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

  The Company accounts for employee share options under Accounting Principles Board Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), which is an accounting alternative that is permitted but not required, pro forma net income and net income per share would reflect the following:

                                                                   1997     1996
                                                                 -------- --------
                                                                  (IN THOUSANDS,
                                                                 EXCEPT PER SHARE
                                                                       DATA)
      Net Income:
        As reported (1)......................................... $163,470 $150,429
        SFAS 123 pro forma...................................... $160,966 $149,480
      Net Income Per Share:
        Basic
          As reported (1)........................................$.  0.86 $   0.71
          SFAS 123 pro forma.................................... $   0.84 $   0.71
        Diluted
          As reported (1)........................................$.  0.82 $   0.69
          SFAS 123 pro forma.................................... $   0.81 $   0.68

--------
(1) Corporate form

  The SFAS 123 pro forma net income reflects options granted in 1997 and 1996. Since SFAS 123 does not apply to options granted prior to 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years. This primarily relates to the fact that options vest over several years and pro forma compensation cost is recognized as the options vest. In addition, awards may have been granted in earlier years which would have resulted in pro forma compensation cost in 1997.

  The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 1997 and 1996: a risk-free interest rate of 6.3 percent and 5.6 percent, respectively; a volatility rate of 21 percent and 27 percent, respectively; a 3.2 percent distribution yield in both years; and an average expected life of 7 years. The options granted to employees in 1997 and 1996 have a weighted-average fair value of $4.22 and

                           THE SERVICEMASTER COMPANY

$3.60, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

  A summary of option and grant transactions during the last three years is summarized below:

                                                       WEIGHTED-
                                                        AVERAGE
                                SHARE                  EXERCISE    SHARE
                               OPTIONS    PRICE RANGE    PRICE    GRANTS    PRICE RANGE
                              ----------  ------------ --------- ---------  ------------
   Total exercisable and
    outstanding
    December 31, 1994......   10,565,946  $ 1.09-11.45  $ 8.22   1,821,977  $ 4.30-11.33
   Transactions during
    1995:
    Granted to employees...          --            --      --       14,625  $10.17-11.95
    Issued to WMX..........    2,812,500  $      14.67  $14.67         --            --
    Exercised, paid, or
     vested................     (936,002) $ 1.09-11.45  $ 6.03    (317,786) $ 4.30-11.95
    Terminated or resigned.     (274,170) $ 1.97-11.45  $ 5.67     (48,324) $ 4.45- 4.57
   Total exercisable,
    December 31, 1995......    9,355,774  $ 1.09-11.45  $ 8.19         --            --
   Total outstanding,
    December 31, 1995......   12,168,274  $ 1.09-14.67  $ 9.69   1,470,492  $ 4.30-11.95
   Transactions during
    1996:
    Granted to employees...    2,769,750  $13.89-16.17  $14.11         --            --
    Exercised, paid, or
     vested................   (3,647,097) $ 1.09-11.45  $ 8.33    (265,998) $ 4.30-11.95
    Terminated or resigned.     (240,183) $ 4.19-11.45  $ 5.83         --            --
   Total exercisable,
    December 31, 1996......    5,468,494  $ 1.09-11.45  $ 8.24         --            --
   Total outstanding,
    December 31, 1996......   11,050,744  $ 1.09-16.17  $11.35   1,204,494  $ 4.30-11.95
   Transactions during
    1997:
    Granted to employees...    3,530,523  $16.84-27.63  $17.43         --            --
    Exercised, paid, or
     vested................   (1,261,356) $ 3.26-13.89  $ 7.75    (286,973) $ 4.30-11.95
    Cancelled, related to
     WMX...................   (2,812,500) $      14.67  $14.67         --            --
    Terminated or resigned.     (293,973) $ 2.96-16.83  $10.67     (80,117) $ 4.30-11.95
   Total exercisable,
    December 31, 1997......    4,613,145  $ 1.09-16.17  $ 9.08         --            --
   Total outstanding,
    December 31, 1997......   10,213,438  $ 1.09-27.63  $12.98     837,404  $ 4.30-11.95

OPTIONS OUTSTANDING AT DECEMBER 31, 1997:

                                          WEIGHTED-                 WEIGHTED-
  RANGE OF        NUMBER                   AVERAGE      NUMBER       AVERAGE
  EXERCISE      OUTSTANDING   REMAINING   EXERCISE    EXERCISABLE   EXERCISE
   PRICES       AT 12/31/97     LIFE        PRICE     AT 12/31/97     PRICE
-------------   -----------   ---------   ---------   -----------   ---------
$ 1.09-$ 7.70    1,747,859    5.5 years    $ 5.52      1,747,859     $ 5.52
$ 9.67-$14.67    4,696,706    8.5 years    $12.25      2,812,786     $11.15
$16.17-$27.63    3,768,873    9.0 years    $17.34         52,500     $16.17
-------------   ----------    ---------    ------      ---------     ------
$ 1.09-$27.63   10,213,438    8.0 years    $12.98      4,613,145     $ 9.08
=============   ==========    =========    ======      =========     ======

EARNINGS PER SHARE

  The Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires the dual presentation of basic and diluted earnings per share. Basic earnings per share replaces the previously required presentation of primary earnings per share. The difference between primary and basic earnings per share is that basic earnings per share includes no dilution from options, debentures or other financial instruments and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of convertible securities and options to purchase common stock. Diluted earnings per share is comparable to the previously reported fully diluted earnings per share.

                           THE SERVICEMASTER COMPANY

  The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation on a pro forma basis. The reconciling items would be identical for actual earnings per share purposes.

                           FOR YEAR ENDED 1997    FOR YEAR ENDED 1996    FOR YEAR ENDED 1995
                          ---------------------- ---------------------- ----------------------
                           INCOME  SHARES   EPS   INCOME  SHARES   EPS   INCOME  SHARES   EPS
                          -------- ------- ----- -------- ------- ----- -------- ------- -----
                                          (IN THOUSANDS, EXEPT PER SHARE DATA)
Pro forma Basic EPS.....  $163,470 190,629 $0.86 $150,429 211,587 $0.71 $105,854 173,588 $0.61
Effect of Dilutive
 Securities, net of tax
 Options................             5,556                  5,072                  4,866
 9% convertible
  debenture.............       986   3,143            986   3,195          1,002   3,249
 6% convertible
  debenture.............       128     432            129     432            129     432
                          -------- ------- ----- -------- ------- ----- -------- ------- -----
Pro forma Diluted EPS...  $164,584 199,760 $0.82 $151,544 220,286 $0.69 $106,985 182,135 $0.59
                          ======== ======= ===== ======== ======= ===== ======== ======= =====

QUARTERLY OPERATING RESULTS

  Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, pro forma net income and pro forma basic and diluted net income per share are shown in the table below. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

  Certain amounts from prior periods have been reclassified to conform with the current presentation.

                                         PERCENT             PERCENT
                                         INCREASE            INCREASE
                                 1997    '97-'96     1996    '96-'95     1995
                              ---------- -------- ---------- -------- ----------
                               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)
   Operating Revenue:
     First Quarter........... $  817,136    10%   $  740,299     5%   $  707,764
     Second Quarter..........  1,010,794    10       916,931     8       852,791
     Third Quarter...........  1,090,114    18       927,227     9       854,383
     Fourth Quarter..........  1,043,458    19       873,871    11       787,566
                              ----------   ---    ----------   ---    ----------
                              $3,961,502    15%   $3,458,328     8%   $3,202,504
   Gross Profit:
     First Quarter........... $  159,991    13%   $  142,116     6%   $  133,458
     Second Quarter..........    257,260    16       221,505    10       200,728
     Third Quarter...........    257,449    17       219,127    10       199,684
     Fourth Quarter..........    228,642    18       194,572    15       168,934
                              ----------   ---    ----------   ---    ----------
                              $  903,342    16%   $  777,320    11%   $  702,804
   Net Income:
     First Quarter........... $   46,860    16%   $   40,513    40%   $   28,880
     Second Quarter..........     75,707     6        71,264    42        50,160
     Third Quarter...........     75,759    10        68,800    44        47,750
     Fourth Quarter..........    130,750    NA        64,563    43        45,229
                              ----------   ---    ----------   ---    ----------
                              $  329,076    34%   $  245,140    43%   $  172,019

                           THE SERVICEMASTER COMPANY

                                            PERCENT                  PERCENT
                                            INCREASE                 INCREASE
                                1997        '97-'96      1996        '96-'95      1995
                            ------------    -------- ------------    -------- ------------
                                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)
   Pro forma Corporate Net
    Income:
     First Quarter.........   $   28,982       15%     $   25,188       44%     $   17,494
     Second Quarter........       46,707        8          43,326       41          30,655
     Third Quarter.........       46,793       11          42,262       43          29,587
     Fourth Quarter........       40,988        3          39,653       41          28,118
                            ------------      ---    ------------      ---    ------------
                              $  163,470        9%     $  150,429       42%     $  105,854
   Pro forma Basic Net
    Income Per Share:
     First Quarter.........   $     0.13        8%     $     0.12       20%     $     0.10
     Second Quarter........         0.26       24            0.21       17            0.18
     Third Quarter.........         0.26       30            0.20       18            0.17
     Fourth Quarter........         0.22       16            0.19       19            0.16
                            ------------      ---    ------------      ---    ------------
                              $     0.86       21%     $     0.71       16%     $     0.61
   Pro forma Diluted Net
    Income Per Share:
     First Quarter.........   $     0.13        8%     $     0.12       20%     $     0.10
     Second Quarter........         0.25       25            0.20       18            0.17
     Third Quarter.........         0.25       32            0.19       19            0.16
     Fourth Quarter........         0.21       17            0.18       13            0.16
                            ------------      ---    ------------      ---    ------------
                              $     0.82       19%      $    0.69       17%     $     0.59
   Cash Distributions Per
    Share:
     First Quarter.........  $     0.11 1/3     6%     $    0.10 2/3     7%     $     0.10
     Second Quarter........        0.11 1/3     6           0.10 2/3     0           0.10 2/3
     Third Quarter.........         0.12        6           0.11 1/3     6           0.10 2/3
     Fourth Quarter........         0.12        6           0.11 1/3     6           0.10 2/3
                            ------------      ---    ------------      ---    ------------
                             $     0.46 2/3     6%      $    0.44        5%     $     0.42
   Price Per Share:
     First Quarter......... $18.50-16.38             $14.89-12.92             $11.11- 9.56
     Second Quarter........  23.88-18.13              15.67-13.75              12.11-10.50
     Third Quarter.........  29.50-22.75              16.50-14.33              12.83-11.78
     Fourth Quarter........  29.25-21.00              17.75-15.83              13.50-12.28

--------
All share and per share data reflect the three-for-two share splits in June 1997 and June 1996.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                              UNDERWRITER                           COMMON STOCK
                              -----------                           ------------
     Goldman, Sachs & Co. .........................................   1,994,500
     Credit Suisse First Boston Corporation........................   1,994,500
     Merrill Lynch, Pierce, Fenner & Smith Incorporated............   1,994,500
     Morgan Stanley & Co. Incorporated.............................   1,994,500
     Robert W. Baird & Co., Incorporated...........................     297,000
     BancAmerica Robertson Stephens................................     297,000
     George K. Baum & Company......................................     297,000
     William Blair & Company, L.L.C................................     297,000
     Brean Murray & Co., Inc.......................................     190,000
     Cowen & Company...............................................     190,000
     Janney Montgomery Scott Inc...................................     190,000
     Monness, Crespi, Hardt & Co., Inc.............................     190,000
     J.P. Morgan Securities Inc....................................     297,000
     NationsBanc Montgomery Securities, Inc........................     297,000
     Piper Jaffray Inc.............................................     190,000
                                                                     ----------
         Total.....................................................  10,710,000
                                                                     ==========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.71 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into the International Underwriting Agreement with the underwriters of the international offering (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") providing for the concurrent offer and sale of 1,890,000 shares of Common Stock in an offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Credit Suisse First Boston (Europe) Limited, Merrill Lynch International and Morgan Stanley & Co. International Limited.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price, less an amount not greater than the selling concession.

  Certain of the Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,320,765 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 10,710,000 shares of Common Stock offered hereby. Such Selling stockholders have also granted the International Underwriters a similar option to purchase up to an aggregate of 233,076 additional shares of Common Stock.

  The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus (the "Lock-Up Period"), they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to stock incentive plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings or shares of Common Stock that may be issued by the Company in connection with acquisitions provided that the issued shares either
(i) do not exceed an aggregate market value of $30 million at the time of issuance or (ii) may not be sold by the holder thereof until after expiration of the Lock-Up Period.

  In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  This Prospectus may be used by Underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

  Lord Griffiths of Fforestfach, a director of the Company, is currently an international adviser to Goldman, Sachs & Co.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents by Reference...........................   3
Summary...................................................................   4
The Reincorporation.......................................................  10
Special Note on Forward-Looking Statements................................  10
Use of Proceeds...........................................................  11
Price Range of Common Stock and Dividend Policy...........................  12
Capitalization............................................................  13
Selected Consolidated Financial Data......................................  14
Management Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  16
Business..................................................................  22
Management................................................................  30
Selling Stockholders......................................................  31
Description of Capital Stock..............................................  33
Legal Matters.............................................................  36
Experts...................................................................  36
Index to Consolidated Financial Statements................................ F-1
Underwriting.............................................................. U-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                               12,600,000 SHARES

                           THE SERVICEMASTER COMPANY

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                               SERVICEMASTER(R)
                                     LOGO

                                  -----------

                             GOLDMAN, SACHS & CO.

                          CREDIT SUISSE FIRST BOSTON

                              MERRILL LYNCH & CO.

                          MORGAN STANLEY DEAN WITTER

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               12,600,000 SHARES

                               SERVICEMASTER(R)                           [LOGO]

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

  Of the 12,600,000 shares of Common Stock offered, 1,890,000 shares are being offered hereby in an international offering outside the United States and 10,710,000 shares are being offered in a concurrent United States offering. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  Of the 12,600,000 shares of Common Stock offered, 7,600,000 shares are being sold by The ServiceMaster Company and 5,000,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "SVM". On May 11, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $28.75 per share. See "Price Range of Common Stock and Dividend Policy".

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                                  PROCEEDS TO
                        PUBLIC      UNDERWRITING   PROCEEDS TO      SELLING
                    OFFERING PRICE  DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
                    -------------- -------------- -------------- --------------
Per Share..........     $28.75         $1.18          $27.57         $27.57
Total (3)..........  $362,250,000   $14,868,000    $209,532,000   $137,850,000

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $500,000, payable by the Company.
(3) Certain of the Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 233,076 shares of Common Stock at the offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Stockholders have granted the U.S. Underwriters a similar option with respect to an additional 1,320,765 shares as part of the concurrent U.S. offering. If such options are exercised in full, the total offering price, underwriting discount and proceeds to the Selling Stockholders will be $406,922,929, $16,701,532 and $180,689,396, respectively. See
    "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about May 15, 1998 against payment therefor in immediately available funds.

GOLDMAN SACHS INTERNATIONAL                          CREDIT SUISSE FIRST BOSTON
MERRILL LYNCH INTERNATIONAL                          MORGAN STANLEY DEAN WITTER

CREDIT LYONNAIS SECURITIES                 BMO NESBITT BURNS INTERNATIONAL LTD.

                               ----------------

                 The date of this Prospectus is May 11, 1998.

                             AVAILABLE INFORMATION

  The ServiceMaster Company (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and its predecessors may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials and other information concerning the Company and its predecessors are also filed electronically with the Commission and are accessible via the World Wide Web at http://www.sec.gov. The Common Stock is traded on the New York Stock Exchange (the "NYSE"), and reports and other information concerning the Company and its predecessors can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                                ---------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company (File No. 1-14762) with the Commission are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    (2) The Company's Proxy Statement, dated March 25, 1998; and

    (3) The Company's Current Report on Form 8-K, dated April 21, 1998.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                ---------------

  The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to The ServiceMaster Company, One ServiceMaster Way, Downers Grove, Illinois 60515-1700, Attention: Secretary, telephone (630) 271-1300.

                                ---------------

  This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares offered hereby in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares offered hereby in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares offered hereby, in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

  In the Prospectus, references to "dollars", "U.S.$" and "$" are to United States dollars.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of such International Underwriters, for whom Goldman Sachs International, Credit Suisse First Boston (Europe) Limited, Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                              UNDERWRITER                           COMMON STOCK
                              -----------                           ------------
     Goldman Sachs International...................................    434,000
     Credit Suisse First Boston (Europe) Limited...................    434,000
     Merrill Lynch International...................................    434,000
     Morgan Stanley & Co. International Limited....................    434,000
     Credit Lyonnais Securities....................................     77,000
     BMO Nesbitt Burns International Ltd...........................     77,000
                                                                     ---------
         Total.....................................................  1,890,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.71 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into an Underwriting Agreement with the underwriters of the U.S. offering (the "U.S. Underwriters" and, collectively with the International Underwriters, the "Underwriters") providing for the concurrent offer and sale of 10,710,000 shares of Common Stock in an offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price, less an amount not greater than the selling concession.

  Certain of the Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 233,076 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,890,000 shares of Common Stock offered hereby. Such Selling Stockholders have also granted the U.S. Underwriters a similar option to purchase up to an aggregate of 1,320,765 additional shares of Common Stock.

  The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus (the "Lock-Up Period"), they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to stock incentive plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings or shares of Common Stock that may be issued by the Company in connection with acquisitions provided that the issued shares either
(i) do not exceed an aggregate market value of $30 million at the time of issuance or (ii) may not be sold by the holder thereof until after expiration of the Lock-Up Period.

  Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price.

  In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  Lord Griffiths of Fforestfach, a director of the Company, is currently an international adviser to Goldman, Sachs & Co.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents by Reference...........................   3
Summary...................................................................   4
The Reincorporation.......................................................  10
Special Note on Forward-Looking Statements................................  10
Use of Proceeds...........................................................  11
Price Range of Common Stock and Dividend Policy...........................  12
Capitalization............................................................  13
Selected Consolidated Financial Data......................................  14
Management Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  16
Business..................................................................  22
Management................................................................  30
Selling Stockholders......................................................  31
Description of Capital Stock..............................................  33
Legal Matters.............................................................  36
Experts...................................................................  36
Index to Consolidated Financial Statements................................ F-1
Underwriting.............................................................. U-1

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-------------------------------------------------------------------------------

                               12,600,000 SHARES

                           THE SERVICEMASTER COMPANY

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                               SERVICEMASTER(R)

                                  -----------

                          GOLDMAN SACHS INTERNATIONAL

                          CREDIT SUISSE FIRST BOSTON

                          MERRILL LYNCH INTERNATIONAL

                          MORGAN STANLEY DEAN WITTER

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------